As filed with the Securities and Exchange Commission on March 8, 2002.

                                File No. 0-49655
-----------------------------------------------------------------------------

                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                           FORM 10-SB/A
                         AMENDMENT NO. 1


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  ANTICLINE URANIUM, INC.
         --------------------------------------------------
         (Name of Small Business Issuer in its charter)


          Nevada                                    87-0678927
--------------------------------             ----------------------
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)


     3098 South Highland Drive, Suite 323
     Salt Lake City, Utah                              84106-3085
---------------------------------            ----------------------
(Address of principal executive offices)               (Zip Code)


     (801) 467-2021
---------------------------------------------------
(Registrant's telephone number, including area code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     to be so registered           each class is to be registered

          N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

          Common Capital Voting Stock, $.001 par value per share
                              (Title of Class)




                       TABLE OF CONTENTS
                                                                 PAGE
                                                               --------
                             PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . .    2

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . .     21

ITEM 3.   Description of Property. . . . . . . . . . . . . . .     29

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . .     35

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . .     37

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . .     38

ITEM 7.   Certain Relationships and Related Transactions . . .     39

ITEM 8.   Description of Securities. . . . . . . . . . . . . .     39

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . .     40

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . .     42

ITEM 3.   Changes in and Disagreements with Accountants. . . .     42

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . .     42

ITEM 5.   Indemnification of Directors and Officers. . . . . .     43

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . .     44

                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .     44

ITEM 2.2  Description of Exhibits. . . . . . . . . . . . . . .     45

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .     46

                   FORWARD LOOKING STATEMENTS

Certain statements contained in this Form 10-SB/A filed by Anticline Uranium, Inc. ("Anticline" or "Company")constitute "statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities
Act" or "'33 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, December 1995 (the "Exchange Act" or "'34 Act"). These statements, identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "estimate," "plan" and similar words or expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond management's control that may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by or on behalf of the Company in the future. Any forward-looking statements in this document and any subsequent Company document must be evaluated in light of these and other important risk factors. The Company does not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. An extensive list and explanation of possible risk factors is set forth at the end of this document. Reference is therefore made to such section.

                             PART I

ITEM  1.  Description of Business

Introduction and Current Status of the Company

Since at least August 6, 2001, when it was reactivated with the California Franchise Tax Board (FTB) after nearly 25 years of suspended status and then redomiciled on October 4, 2001, in the State of Nevada, Anticline Uranium, Inc., now a Nevada corporation ("Anticline" or "Company") intends to become a mining exploration and development company. The Company's long-term business goal is focused on advancing the exploration, development and mining potential of the mining properties it has acquired in the State of Utah for this purpose. The Company's intermediate objectives for funding and advancing this goal are two-fold: First, it seeks to re-establish itself as an active business operation. Second, it will seek to obtain capital funds, as necessary, preferably from equity investment sources, but also by participation in joint business arrangements. At present, the Company is focused on accomplishing the first of these intermediate objectives. When that objective nears completion, management will then be able to more specifically determine the necessary short-term plans and strategies best suited to accomplishing the second of its intermediate objectives. In this way, the Company expects, ultimately, to achieve its long-term goal of creating an on-going source of positive cash flow from mineral development, exploration and mining. See Part I, Item 2 below titled "Plan of Operation."

The Company was incorporated in the State of California on October 19, 1954, during the so-called Uranium Boom, for the purpose of exploring, developing and mining uranium in the State of Utah. See Article Three of the original Articles of Incorporation attached hereto as Exhibit 3.1(i). Reference is further made to the section immediately below titled "History of the Company." For this reason, pursuing mining in Utah is consistent with the original purpose for which the Company was formed in 1954.

During 1955, the Company made a public offering and sale of its securities to over 1,600 persons pursuant to the exemption afforded by Regulation A of the General Rules and Regulations of the U.S. Securities and Exchange Commission ("Commission") in which it raised $282,000. This is how the Company became publicly held.

After the Uranium Boom died out and the Company had spent its capital prospecting for and developing uranium properties in the State of Utah, the Company became defunct or dormant. In November 1977, it was suspended by the Secretary of State of California for failure to pay annual franchise taxes.

>From 1977 through the beginning of last year, the Company was defunct and dormant.

During July 2001, the Company borrowed $50,000 and paid all back-franchise taxes owed the California Franchise Tax Board (FTB). As a result, the Company was brought into good standing with the State of California. Reference is made to the section below titled "History of the Company."

On July 26, 2001, as a result of a petition filed in the Third Judicial District Court in and for Salt Lake County, State of Utah, the Company held a court-ordered shareholders' meeting and passed several amendments to its Articles of Incorporation. See Ex. 99.2 attached hereto.

On August 3, 2001, the Third Judicial District Court entered a follow-up Order confirming the results of the court-ordered shareholders' meeting. See Ex. 99.3 attached hereto.

On August 6, 2001, the California Franchise Tax Board issued a Certificate of Revivor.

On August 9, 2001, the Company filed a Certificate of Amendment to its Articles of Incorporation with the California Secretary of State, which eliminated two previously existing and separate common classes of stock, merging them into but one class. The Certificate of Amendment further increased the authorized number of common shares the Company could issue to 50 million and it also reduced the par value from $0.10 per share to one mill or $0.001 per share. See Exhibit 3.1(ii) attached hereto.

On August 10, 2001, the Company acquired various patented mining claims by way of lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company ("North Beck"), the owner of these mining claims. A copy of this lease agreement is attached hereto as Exhibit10(i). The manager of North Beck is also an officer and director of the Company and therefore, the terms of the acquisition of such mining claims, though deemed fair and reasonable in the judgment of the board of directors, was not an arms' length transaction. See
Item 7 of Part I below titled "Certain Relationships and Related Transactions." These patented mining claims so acquired by the Company are adjacent to and directly west of the town of Eureka in the well-established Tintic Mining District of Juab County, Utah, and comprise over 470 acres. These mining claims have an extensive history and contain three (3) actual mines or shafts, two of which are over 1,000 feet deep. See Item 3 below titled "Description of Properties."

On August 31, 2001, the Company formed a wholly owned subsidiary in the State of Nevada for the purpose of changing its domicile to Nevada. See Exhibit 3.1(iii) attached hereto, a copy of these Articles of Incorporation. On September 20, 2001, the two corporations entered into an Agreement and Plan of Merger ("Agreement and Plan") whereby the parent California corporation would merge with and into its wholly owned Nevada subsidiary. Among other things, the Agreement and Plan provided an exchange ratio that for every 100 shares of the California parent corporation a shareholder had, the Nevada subsidiary would issue one (1) new share. See Exhibit 3.1(iv) attached hereto.

On September 26, 2001, a Notice was sent to shareholders advising of the proposed change of domicile, the parent-into-subsidiary merger necessary to effectuate the same, and giving dissenters' rights of appraisal under applicable provisions of the California Corporations Code. A copy of this Notice is attached hereto as Ex. 99.4.

On October 4, 2001, Articles of Merger were filed with and accepted by the Secretary of State of Nevada. Effective December 24, 2001, the date that the California Franchise Tax Board issued a Tax Clearance Letter, the California Secretary of State accepted such Articles of Merger. Under California law, when a foreign corporation is the survivor in a merger transaction, the merger becomes effective on the date that the Articles of Merger were filed with and accepted by the foreign jurisdiction, in this case, the Secretary of State of Nevada. See Cal. Corp. Code Section 1108(d). The Company therefore became a valid and lawfully existing Nevada corporation on October 4, 2001. See Exhibit 3.1(iv).

On December 21, 2001, the Company's board of directors realized that, as a result of the foregoing merger/change of domicile transaction, only 53,278 shares were left in the "float" and that this figure would probably leave too few shares in the "float" for eventual trading purposes. As a result, the board of directors unanimously resolved to forward split the stock 4 for 1, to be effective on the Company's books and records at the close of business on December 31, 2001. See Exhibit99.5. This results in 213,112 shares being in the "float" as opposed to 53,278 shares. This resolution was further authorized and approved by the written consent of the Company's majority shareholder. See again, Exhibit99.5. This director and shareholder action has had the net effect of a 1 for 25 share exchange ratio with regard to the October 4, 2001, merger/change of domicile transaction instead of a 1 for 100 exchange ratio. At the same time, North Beck Joint Venture, LLC, the Company's majority shareholder, agreed not to be effected by the forward split, meaning that the extra 15 million shares that it was eligible to receive in the forward split was tendered back to the Company's transfer agent for cancellation on its books and records as of December 31, 2001, thereby leaving itself with 5,000,000 post-split "restricted" shares, the same number of shares it had prior to the forward split. For further explanation, see Exhibit 99.5 and "History of the Company" section below.

Anticline has been publicly held for 47 years. As of the date of this document, it has 1,638 shareholders of record and its stock transfer agent is Atlas Stock Transfer Corp. located in Murray, Utah. As a result of the court-ordered shareholders' meeting held on July 26, 2001, its subsequent change of domicile to Nevada, and the forward split designed to modify the previous merger exchange ratio, the Company has but one class of stock issued and outstanding, that being common capital voting stock having a par value of $0.001 per share. As of December 31, 2001 and the date of this document, there were 5,213,112 shares issued and outstanding of which 50,000,000 are authorized. Of the 5,213,112 shares currently issued and outstanding, 5,000,000 shares, all of which are owned by North Beck Joint Venture, LLC, are deemed "restricted." These shares represent over 95% of the total number of issued and outstanding shares.

The Company's current president, John Michael Coombs, has been an officer and director of the Company since the mid-1970's. He is also the manager and a member of North Beck Joint Venture, LLC ("North Beck"), the Company's majority and principal shareholder. See Item 7 of this Part I below titled "Certain Relationships and Related Transactions."

Because records are unavailable going back to the 1950's, it is unknown whether the Company's stock was ever listed on a stock exchange though it did trade over-the-counter in the medium available at that time.

The Company has never been involved in any bankruptcy or insolvency proceeding of any kind and none its officers and directors has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither the Company or any officer or director is involved in any pending litigation, nor is any litigation involving the Company or any officer or director threatened.

The Company, now a Nevada corporation, has no subsidiaries. Presently, it is not involved in any joint venture with any other party. Other than signing promissory notes relative to the $50,000 the Company borrowed in late June and early July 2001, the only contract to which the Company is a party is the mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company that has free and clear title to such patented mining claims.

Management of the Company decided to keep the name "Anticline Uranium, Inc." because the Company has a history of engaging in mining in Utah. Also, based on new developments in the energy related fields and assuming a resurgence of interest in uranium, the Company might consider exploring for and developing uranium properties in Utah in the future as it did in 1955 through 1957.

At the present time the Company holds no patents or trademarks.

The Company currently has over $6,500 in cash, liquid assets and its lease
 (valued at zero) of the patented mining claims located near the town of Eureka in the Tintic Mining District of Juab County, Utah. What cash the Company has as of this date has been generated from $50,000 of loans made in late June and early July 2001, loans that bear interest at a rate of 7% per annum. Approximately $38,000 of these funds were expended in July 2001 in order to satisfy a substantial accrued tax liability with the California Franchise Tax Board.

The Company maintains executive offices or facilities at the office of its president located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah 84106-3085. Its telephone number is 801-467-2021 and its fax number is 801-467-3256. The Company does not pay rent for these office facilities.

The Company is not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort. The board of directors has simply determined that, among other things, they owe the shareholders the opportunity of reactivating the Company and doing something consistent with the Company's original objective of pursuing mining exploration and development in the State of Utah and otherwise providing the shareholders with potential liquidity by filing this Form 10-SB/A to become "fully reporting" and hopefully thereafter becoming listed on the OTC Bulletin Board. No agreement has been reached with any broker-dealer to make a submission to the National Association of Securities Dealers, Inc.
(NASD) for the purpose of becoming listed on the OTC Bulletin Board and no assurance can be given that this or any of the Company's other plans or proposals can be accomplished.

History of the Company

The Company was originally incorporated in the State of California on October 19, 1954, over 47 years ago, under its existing name "[t]o prospect for, open, explore, develop, work, improve, maintain and manage uranium deposits and to extract, assay and sell uranium bearing ores and generally to carry on the business of uranium mining in the State of Utah." See Article Three of its original Articles of Incorporation attached hereto as Exhibit 3.1(i). This was at the height of the so-called "Uranium Boom." For more information on the Uranium Boom, reference is made to a book called Uranium Frenzy: Boom and Bust on the Colorado Plateau authored by Raye C. Ringholtz and published in 1989 by W.W. Norton & Co., New York, NY. Reference is also made to a documentary titled Atomic Stampede produced by KUED television in Salt Lake City, Utah.

In order to raise the money necessary to acquire, develop and exploit uranium properties in the State of Utah, Anticline, in 1955, undertook a public offering of its Class A common stock pursuant to the Regulation A exemption from registration afforded under the General Rules and Regulations of the Commission in which it raised $282,000 from over 1,600 persons, primarily California residents. (The Company would attach a full copy of its Regulation A offering circular as an exhibit to this registration statement but it does not believe the same to be relevant after all these years.) Pursuant to this public offering, the Company issued 2,820,000 shares of Class A common stock. The California Department of Corporations then issued a permit allowing the issuance of 1,826,900 shares of Class B common stock, stock then-denominated as "promoter stock" or "promotional stock."

Soon after raising the $282,000 and acquiring and developing various uranium properties in the State of Utah, the Uranium Boom came to an abrupt halt and the Company, having spent all its money, found itself defunct. In fact, in both 1957 and 1958, Anticline called shareholders' meetings that were adjourned for failure to achieve the necessary quorums. Between 1958 and 1969, the Company was inactive.

In 1969, Mr. Jack R. Coombs, a principal in the formerly existing brokerage firm called Coombs & Company that had underwritten Anticline's Regulation A offering in 1955, became a director of the Company and took control of its books and records. Over the next 5 years, Mr. Coombs hired California attorneys and accountants and endeavored to reactivate the Company. In consideration for these considerable efforts, including out-of-pocket expenses, Mr. Coombs, in June 1973, was issued 180,000 "restricted" shares of Class A common stock and 500,000 "restricted" shares of Class B common stock. These issuances resulted in 3,000,000 Class A shares issued and outstanding and 2,326,900 Class B shares issued and outstanding, or a total of 5,326,900 shares issued and outstanding. Unfortunately, because a quorum of shareholders could not be had, Mr. Coombs's considerable efforts to reactivate the Company proved unsuccessful and were ultimately abandoned by him in 1977. During this period, the Company's current president, Mr. John Michael Coombs, the son of Jack Coombs, also held a position on the board of the Company while living in California.

In November 1977, Anticline was suspended by the California Secretary of State for failure to pay the required franchise taxes to the California Franchise Tax Board.

Between 1977 and 2001, the Company was dormant and had no operations.

On March 22, 2001, in reliance on applicable provisions of both Utah and California law, Mr. John Michael Coombs filed a petition in the Third Judicial District Court in and for Salt Lake County, State of Utah, for a court order ordering a shareholders' meeting and affixing a quorum for both the Class A and Class B shareholders of the Company. Though the Petition was initially granted on March 27, 2001, an Amended Order Granting Petition and Ordering the Conducting of a Special Shareholders' Meeting was signed by Judge William B. Bohling and entered by the Clerk of the Court on May 14, 2001. A copy of this Amended Order is attached hereto as Exhibit 99.1. The one-page exhibit attached thereto constitutes the form of notice ordered by the Court to be given to all Class A and Class B shareholders of record. Between May 14, 2001 and June end, 2001, the Company's transfer agent completed the burdensome and laborious task of transferring the hand-written stock ledger list from the 1950's into a computerized version that included all zip codes. The result was 1,642 Class A and Class B shareholders of record.

Between June 29, 2001 and July 7, 2001, five persons or entities loaned the Company a total of $50,000 at 7% interest per annum. None of these lenders is affiliated with the Company, either directly or indirectly, or owns 5% or more of the Company's issued and outstanding shares, other than Mr. Terry S. Pantelakis, currently a director of the Company and its secretary/treasurer. Approximately $38,000 of this money was immediately used during July 2001 to pay back-franchise taxes owed the California Franchise Tax Board.

On July 3, 2001, the Company's transfer agent mailed the formal notice of shareholders' meeting to all shareholders of record. A copy thereof is attached hereto as Exhibit 99.2. On July 26, 2001, more than 10 days but not more than 60 days later, the court-ordered shareholders' meeting was held. At the meeting, the following corporate action was voted upon and approved by a majority of all Class A and Class B shareholders present in person or by proxy and otherwise entitled to vote at the meeting:

  1. To amend the Company's Articles of Incorporation to eliminate all distinctions between Class A and Class B shareholders and to merge the same into one (1) class of stock, that being common capital voting stock;

  2. To amend the Articles to increase the authorized number of common capital shares that the Company could issue from 15 million to a total of 50 million;

  3. To amend the Articles to reduce the par value of the Company's common capital stock from $0.10 per share to one mill or $0.001;

  4. To give the board of directors the authority to file amended and/or restated Articles of Incorporation with the California Secretary of State that take into account the streamlined versions thereof contemplated by various amendments the California Corporations Code; and

  5. To separately elect John Michael Coombs and Terry Pantelakis as directors of the Company until the next annual meeting or until their resignations are accepted by the Company or their successors are duly qualified and elected in their place and stead.

Immediately after the above-meeting, the newly elected directors held a meeting to elect officers at which they unanimously elected Mr. John Michael Coombs as president of the Company and Mr. Terry Pantelakis as secretary/treasurer. These individuals remain the only officers of the Company.

On August 3, 2001, the Court entered a follow-up Order titled "Order Confirming Results of Court-Ordered Shareholders' Meeting," a copy of which is attached hereto as Exhibit 99.3. This Order confirms that a shareholders' meeting was in fact held pursuant to the provisions of the Court's May 14, 2001 Order granting the petition, that the meeting was held in accordance with both Utah and California law, that the meeting was valid and lawful in all particulars, that a quorum of both the Class A and Class B shareholders of the Company were present, and that a majority of those Class A and Class B shareholders entitled to vote at the meeting did in fact vote in favor of each of the proposals put before them. See Exhibit 99.3.

On August 6, 2001, the California Franchise Tax Board (FTB), having received nearly $38,000 in back-franchise taxes, plus the filing of back-tax returns from 1977 through 2000, inclusive, issued a Certificate of Revivor. Having obtained a Certificate of Revivor from the FTB, the California Secretary of State, on August 9, 2001, accepted the filing of a Certificate of Amendment to the Company's original, October 19, 1954, Articles of Incorporation. Had the Company not been in good standing in its tax obligations with the FTB, the Secretary of State of California would have allowed no amendment to the Company's Articles other than a name change. A true and correct copy of this Certificate of Amendment is attached hereto as Exhibit 3.1(ii). This Certificate officially amended the Company's Articles of Incorporation in conformity with the various proposals approved at the Company's July 26, 2001 court-ordered shareholders' meeting referenced above.

On August 10, 2001, the Company entered into a mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company ("North Beck"). See
Exhibit 10(i) hereto, a copy of said mining lease agreement. The entering into of this lease agreement was not an arm's length transaction because the immediate family of John Michael Coombs, the Company's president and chairman of the board, owns and controls these mining claims so leased to the Company. See
Item 7 of Part I below titled "Certain Relationships and Related Transactions."

Pursuant to this mining lease agreement, the Company, in exchange for the issuance of what is now 5,000,000 shares of "restricted" stock, acquired over 470 acres of patented gold and silver mining claims located adjacent to the town of Eureka in Juab County, Utah, in the so-called "Tintic Mining District." The Tintic Mining District of Juab County, Utah, is located approximately 80 to 90 miles south of Salt Lake City. See the section below titled "History of Gold and Silver Mining in Utah." Fairly extensive knowledge exists regarding the North Beck claims. This is because, among other reasons, during the 1950's, the North Beck mining claims were part of the so-called "Jenny Lind Project," a project that involved extensive exploration and development by The Bear Creek Mining Company. See Exhibit 99.6 attached hereto and incorporated by reference, a copy of the entire January 1957 Jenny Lind Project Report authored by Geologist Douglas R. Cook for and in behalf of Rocky Mountain Mining Company; see also "Description of Properties" section below.

On August 31, 2001, the Secretary of State of Nevada accepted the filing of Articles of Incorporation of a wholly owned subsidiary of the Company also named "Anticline Uranium, Inc." (hereinafter "Anticline-Nevada") See copy attached hereto as Exhibit 3.1(iii). The Company created this Nevada subsidiary for the purpose of changing the Company's domicile to that of Nevada, a transaction that required merging the parent, California corporation, into its wholly owned Nevada subsidiary and in which the subsidiary was to become, and has since become the survivor as further explained below.

Pursuant to the above-mentioned mining lease, the California parent Company was obligated to issue to the Lessor, North Beck Joint Venture, 44,673,100 "restricted" shares before it was to change its domicile to that of Nevada. Accordingly, on September 14, 2001, the Company's transfer agent issued such 44,673,100 "restricted" shares of the Company's common capital stock to and in the name of "North Beck Joint Venture, LLC."

On September 20, 2001, the Company and its wholly owned Nevada subsidiary entered into an Agreement and Plan of Merger to merge with and into the wholly owned Nevada subsidiary for the purpose of changing the Company's domicile to that of Nevada. This agreement was immediately followed up by the execution of a written consent to the transaction by a majority of the stockholders of the parent corporation and by the unanimous written consent of the Nevada subsidiary's only stockholder, its parent. Both corporations then executed Articles of Merger as necessary to implement the same. The reason the Company undertook the change of domicile is because management and the Company's counsel are more familiar with Nevada corporate law, California corporate law is believed to be far more complex, cumbersome and bureaucratic, there are no corporate income taxes in the State of Nevada at the present time, and management believes that Nevada corporate law has historically been more "user friendly." See Exhibit 3.1(iv) hereto, the Articles of Merger filed with both the states of Nevada and California and which attach the Agreement and Plan of Merger between the parent and subsidiary as an exhibit.

On September 26, 2001, the Company's transfer agent mailed a one-page Notice to the shareholders notifying them that a majority of the shareholders had consented to the proposed merger of the Company with and into its wholly owned Nevada subsidiary, action permitted under both California and Nevada corporate law. The Notice also advises that said corporate action would have legal effect only after Articles of Merger had been filed with and accepted by both the Secretary of States of Nevada and California and that anyone so choosing, was entitled to exercise dissenters' rights under applicable provisions of the California Corporations Code. The Notice further invited anyone so interested to request a copy of the formal Agreement and Plan of Merger. No shareholder exercised dissenters' rights and no shareholder requested a copy of the Agreement and Plan of Merger. A true and correct copy of this September 26, 2001 Notice is attached hereto as Exhibit 99.4.

On October 4, 2001, the Secretary of State of Nevada accepted the Articles of Merger referenced above. On December 24, 2001, the California Franchise Tax Board issued a Tax Clearance Letter, which was then transmitted to the California Secretary of State, whereupon the State of California accepted such Articles of Merger effective as of the date of the Tax Clearance Letter. Under California law, provided the merger documents are filed in California within 6 months of the date the same Articles of Merger are filed with and accepted by the foreign jurisdiction, the merger becomes effective on the date such Articles of Merger were earlier filed with and accepted by the foreign jurisdiction, in this case, the Secretary of State of Nevada. See Cal. Corp. Code Section 1108(d). Effective October 4, 2001, the Company was thus a valid and lawfully existing Nevada corporation. See Articles of Merger and the corollary Agreement and Plan of Merger, together attached hereto as Exhibit 3.1(iv).

The merger transaction provided that for every one hundred (100) shares of Anticline-California, the parent corporation, a shareholder would be entitled to receive one (1) share of Anticline-Nevada, the survivor in the merger. Because there had been 5,326,900 shares issued and outstanding in the hands of the public as of the day prior to the effective date of the merger, this figure translated into 53,269 shares. Furthermore, because the Agreement and Plan of Merger provided that any fractional shares resulting from the merger would be rounded up to the next nearest share, the Company's transfer agent, Atlas Stock Transfer, advised that it was required to issue an additional nine (9) shares, resulting in a total of 53,278 post-merger shares being held in the hands of the public.

As a further result of the merger, North Beck's 44,673,100 "restricted" shares of Anticline-California referenced above that it acquired on August 10, 2001 under the mining lease converted, by operation of law, into 446,731 shares of Anticline-Nevada, the survivor. The subject mining lease further provides that after the change of domicile to Nevada and the taking into consideration of the stock-for-stock exchange ratio, the surviving Nevada corporation is obligated to issue an additional 4,553,269 "restricted" shares to and in the name of North Beck Joint Venture, LLC. This issuance occurred on or before the Company's year end, the result of which has given North Beck a total of 5,000,000 "restricted" shares in the surviving Nevada corporation, thereby making North Beck Joint Venture, LLC, the Company's largest shareholder. See mining lease attached hereto as Exhibit10(i). As set forth elsewhere herein, the Company's president and chairman of the board, John Michael Coombs, directly controls North Beck, the owner of the patented mining claims. See Item 7 of Part I below titled "Certain Relationships and Related Transactions."

Taking into consideration foregoing issuance to North Beck resulted in a total of 5,053,278 common capital shares issued and outstanding as of October 4, 2001, the effective date of the merger, of which all but 53,278 shares or about 2% were "restricted." Realizing, however, that only 53,278 shares were left in the "float" after the merger, the board of directors of the Company, on December 21, 2001, determined that the stock-for-stock merger exchange ratio whereby one share of the Nevada subsidiary was issued for every 100 shares of the California parent corporation was too severe and would leave too few shares in the "float" for eventual trading purposes. As a result, the board or directors unanimously resolved to forward split the Company's stock 4 for 1 effective on the Company's books and records on December 31, 2001. See Exhibit 99.5 hereto. This has resulted in 213,112 shares being left in the "float" as opposed to 53,278 shares. This resolution was further authorized by written consent to corporate action of North Beck Joint Venture, LLC, the majority shareholder of the Company. See again, Exhibit 99.5 hereto. This action has created the net effect of a 1 for 25 share exchange ratio in the October 4, 2001, merger/change of domicile transaction instead of a 1 for 100 exchange ratio. Simultaneously with this shareholder action, North Beck Joint Venture, LLC, agreed not to be effected by the forward split, meaning that the extra 15 million shares that it was entitled to receive in the 4 for 1 forward split, it tendered back to the Company's transfer agent for cancellation on its books and records as of December 31, 2001, thereby leaving itself with 5,000,000 post-split "restricted" shares, the same number of shares it had prior to the forward split. All of this has resulted in a total of 5,213,112 shares issued and outstanding at the close of business on December 31, 2001, the same number of shares issued and outstanding as of the date of this registration statement.

Management of the Company decided to keep the name "Anticline Uranium, Inc." because the Company had a history of engaging in the mining business in Utah. Also, based on new developments in the energy related fields and assuming a revival of uranium, the Company might consider exploring for and developing uranium properties in the future as it did in the 1950's.

Currently, the Company's only two directors are Mr. John Michael Coombs and Mr. Terry Pantelakis, both Salt Lake City, Utah, residents. Mr. Coombs serves as the Company's president and chairman of the board and Mr. Pantelakis serves as the Company's secretary/treasurer. Mr. Coombs is the Company's largest stockholder, having direct control of North Beck Joint Venture's 5,000,000 "restricted" shares, a number of shares representing approximately 95% of the Company's currently issued and outstanding shares. See Item 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

Overall Business Methodology

Develop Existing Property and Identify and Acquire Other Interests

The Company intends to develop its existing properties, properties on which extensive geological reports and assays exist. See Item 3 below titled "Description of Properties." At the same time, in order to grow and expand, the Company may seek to acquire additional mining properties that contain potential for development and exploration. Without the acquisition of other properties that might prove lucrative, the Company's cash reserves may become depleted. Subject to the availability of sufficient capital, the Company therefore may seek to acquire additional mining properties, more than likely by way of lease, although no funds are currently available or earmarked for this purpose.

The successful acquisition and development of gold and silver properties requires an assessment of possible recoverable reserves, future metals prices, availability of equipment, success of current exploration and production techniques, operating costs, the existence of potential environmental and other liabilities and other factors. Such assessments are inexact and their accuracy is uncertain. Even an in-depth review of a property and the available records relating thereto will not necessarily reveal all existing or potential problems or risks. Such review may not permit the Company to become sufficiently familiar with the property to be able to fully assess its deficiencies, liabilities, let alone its potential. In many instances, normal or necessary investigations may not be able to be made. Furthermore, potential environmental problems are not necessarily observable or discoverable even when a visual inspection is made.

The process for acquiring future mining leases may be lengthy due to the amount of investigation, both legal and geological, that may be required before the Company is comfortable in making an offer to acquire additional property. Also, investigation must be made of the compliance requirements of various applicable governmental agencies. Upon acquisition, any newly acquired property will be extensively analyzed for possible workovers or operational changes that might allow for production or reduce past costs of operation, if applicable.

If necessary or advisable, the Company intends to concentrate its efforts toward acquiring properties having proven reserves that it believes have significant potential for additional exploitation through additional development and enhanced recovery using the modern technologies now available. The Company believes that in many cases with the use of these new technologies it is now less expensive to mine gold and silver and that precious metals reserves that were formerly deemed uneconomical can now, in some instances, be produced profitably. The Company believes that this is particularly true with respect to the Tintic Mining District of Juab County and the North Beck claims that it has acquired by way of lease agreement.

The Company's mining properties are subject to a royalty of three and one half percent (3-1/2%) of any net smelter returns in favor of North Beck Joint Venture, LLC, the Lessor of the property. The properties are further subject to current property taxes and other standard burdens that the Company believes do not materially interfere with the use of such property for mining purposes.

The operations of the Company are subject to all risks inherent in the mining business, not to mention a host of environmental hazards and regulation. If mining operations were actually commenced on the property, these risks and hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and environmental damage for which the Environmental Protection Agency (EPA) and/or the Utah Division of Oil, Gas & Mining (DOGM) might seek to extract fines. As the lessee, and to the extent liability for mining would not be shared with another, the Company bears all obligations and liabilities arising out of the exploration, development and mining of its properties.

The source and availability of raw materials is generally not believed to be a significant factor in the mining industry. Such raw materials include such items as drilling and other equipment, casing, tubing, drilling mud, storage tanks, pumping units and other equipment and supplies. Such items are believed to be commonly available from a number of sources.

The developmental activities of the Company are non-seasonal. The Company carries no inventory of equipment or supplies for any mining-related activities.

Update of Past Exploration Results and Feasibility Studies on Staked Claims

Once the Company has identified and adopted a specific plan to pursue the development of its mining properties, it will contract with external geological and environmental consultants to update the exploration results, feasibility studies and environmental reports to determine if the properties can be permitted. Its properties will be studied to determine the production price that might reasonably support positive cash flow and that would be attractive to develop using modern mining methods. Alternatively and perhaps preferably, the Company would seek to joint venture develop with a major mineral producer. Claims that are not feasible to permit will not be pursued.

Obtain Permits for Properties Identified as Feasible to Mine

The Company must undergo an extensive state and federal permitting process prior to extracting minerals from feasible properties. Operating and environmental permits will be obtained from the applicable regulatory bodies utilizing technical applications filed by the Company. The Company has tentatively identified external mining and geology consultants to assist with preparing and filing permits with all applicable regulatory authorities.

Develop Mining Facilities and Extract Ore from Permitted Properties

Anticline intends to use three approaches to mine permitted properties: (i) develop the facilities to extract and partially refine the ore and contract for later-stage refining with third-party refiners, (ii) enter a joint venture agreement with a major mineral producer to extract and refine the ore--- Anticline thereby receiving a percentage of the revenues from the sale of refined ore, or (iii) sell or lease the permitted property to a major mineral orprecious metals producer. The Company will require significant capital to manage and operate fully functional mines without the assistance of a major mineral producer and does not view this as a preferred or perhaps realistic option at this time.

Government Regulation

The mining industry is subject to extensive and developing federal, state and local laws, rules and regulations relating to the exploration for, development, mining and production of precious metals, as well as other environmental and safety concerns. Legislation affecting the mining industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. This is particularly true in the Tintic Mining
District where lead, a substance highly toxic to humans, is present.
Numerous agencies, federal, state and local, have issued rules and regulations applicable to the mining industry, some of which carry substantial penalties for failure to comply. Various laws, rules and regulations require permits for exploratory drilling and the maintenance of bonding requirements in order to conduct mining activity on a variety of scales. Such rules and regulations also regulate the spacing and location of mine shafts and provide requirements for surface use and restoration of land on which drilling activity is undertaken, the plugging and abandoning of shafts or holes, the prevention of waste and water pollution and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on development and production and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever-larger number of potentially responsible parties. The Company is also subject to laws, rules and regulations covering occupational safety and health matters. Because the requirements imposed by such laws and regulations frequently change, the Company is unable to predict the ultimate cost of compliance with these various requirements. The regulatory burden on the mining industry increases its costs of doing business and, consequently, affects its profitability.

Permits, registrations or other authorizations are required for the operation of any production facility. These permits, registrations or authorizations are subject to revocation, modification and renewal and in some instances, payment of annual fees. Failure to obtain or maintain a required permit may result in the imposition of severe civil and criminal penalties.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the mining industry as a whole. There can be no assurance that the Company will not incur significant costs and liabilities in this regard.

To the extent the Company commences development and exploratory operations, the Company will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the federal Environmental Protection Agency (EPA), the Bureau of Land Management (BLM), the Occupational Safety and Health Administration (OSHA), and comparable or corollary state agencies. If the Company does not comply, meet or satisfy the various rules and regulations promulgated by these regulatory authorities, these authorities will cause the Company significant operational expense, considerable time to meet and assure compliance, and otherwise expose it to possible fines or other significant penalties. Even if the Company employs others for extraction, milling and production, Anticline may directly bear many of these costs and/or liabilities. To date, the Company has not been ordered or required to spend anything on compliance with environmental laws because it is not currently operating any mining assets and the Lessor or its predecessors have not done so for many years. At the same time, however, there are no significant mineral tailings on the Company's mining properties and therefore, to the extent that either the EPA or a Utah state agency adopts or implements a program in the Tintic Mining District requiring the clean-up of any left-over mineral tailings, such is not expected to materially affect the Company or its affairs. Any such action is also not expected to materially affect the Company in that the Lessor had indemnified the Company against any environmental liability for activity done on the property prior to the existence of the August 10, 2001, mining lease agreement between the Company and the Lessor. See Exhibit 10(i) hereto. To the extent required, the Company is committed to maintaining full reporting and regulatory compliance with each of these regulatory agencies.

Competition

Anticline competes with numerous junior mining and exploration companies to identify and acquire claims with strong developmental potential and to engage the foremost geological and environmental experts to assist with exploration, feasibility studies and obtaining permits. Because Anticline currently has no contract with, or other relationship to, anyone to help it identify additional claims and properties to acquire, it lacks a competitive advantage over many other junior mining and exploration companies that may have this capability. Furthermore, the fact that none of the Company's officers or directors are currently employed in the mining industry, and have not been in the past, gives the Company a competitive disadvantage over other companies that may have such people on its board.

Because the Company has not identified any potential lease, acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies, including junior mining companies, with only nominal assets that are similarly searching for other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

Anticline had no employees as of the date of this document and has not had any employees since the late 1950's. To the extent necessary or advisable and depending upon the future prices of gold and silver, and possibly uranium, Anticline may hire consultants and independent contractors during the early stages of implementing its business plan. How such persons would be compensated has not yet been decided or discussed but it is conceivable that consultants might be given stock options and the ability to exercise the same through an S-8 registration.

The Company has no plans for retaining employees until such time as its business warrants the expense, or until the Company raises sufficient capital or otherwise successfully acquires or merges with another entity or operating business and such a course of action is thereupon necessary or desirable. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Business of Issuer and Risks Associated Therewith

Since the Company's revival or resurrection from suspended status on August 6, 2001, the Company is considered as in the development stage for financial reporting purposes. As such, the Company has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company's principal purpose is to pursue business opportunities and raise capital, thus permitting it to (1) develop its existing mining properties, (2) to develop, explore and acquire or lease other mining properties, and/or (3) to otherwise locate and consummate a merger or acquisition with another entity, preferably an entity involved in or with precious metals. Because of the Company's current status, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and a resultant change in control of the Company.

The Company is voluntarily filing this registration statement on Form 10-SB/A in order to make information concerning itself more readily available to the public, including its existing 1,638 shareholders. It is also doing so for the purpose of providing liquidity to current shareholders, many of whom have held their shares for a considerable period of time. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company. Furthermore, management believes that "reporting company" status gives the Company more stature and credibility, not to mention the fact that it will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of the filing of this registration statement, the Company shall be obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports, including an annual report on Form 10-KSB and quarterly reports on Form 10-QSB. The Company is willing to assume these responsibilities. The Company also intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is, for some reason, suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event that the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of its inception. This could limit the pool of potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time, cost and expense.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities successfully. If the Company requires additional cash assets over the ensuing twelve (12) months above and beyond those it currently has, the Company believes that it will be able to borrow sufficient cash from its board members in order to satisfy any such immediate requirements. For this reason, the Company does not presently anticipate having to raise any additional funds within the next twelve (12) months or longer. In spite of being able to meet cash needs that are currently anticipated, there can be no assurance that the Company will have the ability to sufficiently develop its property in the near future or that it will otherwise be able to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. There can also be no assurance that cash advances from directors, officers or existing lenders can indefinitely meet the Company's cash requirements. See the subheading below titled "Need for Additional Capital or Financing and Risks Associated Therewith."

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities, preferably an entity in the precious metals business. The Company currently has no commitment or arrangement, written or oral, to lease or acquire any additional mining properties or participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Reference is made to Exhibit 99.7 attached hereto and incorporated herein by reference, a list of various Risk Factors facing a person investing, or seeking to invest, in or with the Company.

Sources of Business Opportunities and Risks Associated Therewith

Management of the Company intends to use various resources in the search for mining prospects and other potential business opportunities. These include but are not limited to the Company's officers and directors, shareholders, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of significant capital, the Company will more than likely not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources not otherwise associated with the Company, sources that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with any particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will preferably have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration, a consultant who would be willing to be fully compensated only at the close of a business acquisition or combination.

Though it would prefer mining, the Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded or its mining property marketed. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation and Risks Associated Therewith

Once the Company has identified a particular entity as a potential acquisition target or merger candidate, management will seek to determine whether the acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information made available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; similarity of business such as a business also involved in the precious metals or gold and silver mining business; working capital; financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity being analyzed.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately appreciated or quantified prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available for acquisition may involve new and untested products, processes or market strategies that may not ultimately prove successful.

Form of Potential Acquisition, Merger or Reorganization and Risks Associated Therewith

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, limited liability company or other form of organization; however, the Company does not intend to participate in opportunities through the purchase or other acquisition of minority stock positions.

Because of the Company's current situation, having only nominal current assets, its mining property, and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and in such event, there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any specific standards or guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Need for Additional Capital or Financing and Risks Associated Therewith

Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or other acquisition. However, if the Company does engage outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has no arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, the only method available to the Company would most likely be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the directors and officers of the Company or to venture capitalists that would be willing to accept the substantial risks associated with investing in a company with limited history, no current operations and limited capital. At present, and other than its officers and directors, the Company is not aware of any particular person who would be willing to privately purchase any of the Company's securities.

Based upon the financial condition of the Company, it is unlikely that it could make a public offering of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds or financing, if necessary, and as circumstances dictate, on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding or financing when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company has no plans to use and does not anticipate using Regulation S under the Securities Act of 1933, as amended (the "Act"), to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a possibility that the Company could offer and sell securities to its officers and directors, or possibly even "accredited investors," in reliance on Rule 506 of Regulation D. The Company may also roll the $50,000 in debt identified on its balance sheet for the fiscal year ending December 31, 2001, into an equity investment in the Company in reliance on Rule 506 inasmuch as each of the lenders are "accredited investors." Though this would eliminate $50,000 worth of debt, as stated elsewhere herein, no decision has been made in this regard.

Possible Sales of Shares by Certain Shareholders or Insiders

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers, directors, their affiliates, if any, or other major shareholders of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms and conditions. However, if any such situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating any such arrangement. Under this scenario of a possible sale by officers, directors and other insiders, if any, of their shares, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event the Company is acquired or it acquires someone else or something else, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker, if any. Management cannot at this time estimate the type or amount of any potential finder's broker's or agent's fee that might be paid. Though possible, it is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's, broker's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner or otherwise obtain a fairness opinion. It should also be noted that finder's, agent's or broker's fees in the types of situations contemplated herein are frequently substantial and no assurance can be made that any such fee would not in this case be substantial or not otherwise entail the issuance of as much as a million or more common capital shares. It is also possible that the Company will engage consultants to assist and advise the Company with respect to its capital structure, particularly for the purpose of making itself suitable for a business combination of some sort. Such persons, if the Company does in fact retain any, would not be compensated as finders, brokers or agents.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a disinterested board of directors and possibly, by the shareholders. Whatever would happen, management intends do whatever it believes is necessary to fully and completely comply with Nevada corporate law. See, e.g., Nevada Revised Statutes (NRS) 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors". Nevada also has a statute titled "Combinations with Interested Stockholders." NRS 78.411 through 78.444, inclusive. The Company, in Article Fourteen of its Articles of Incorporation, has opted-out of this provision in accordance with NRS 78.434. In addition, Article Fifteen of the Company's Articles of Incorporation further provides, among other things, that a transaction with or involving a director or officer shall not be void simply because such person is an officer or director of the Company. See Articles Fourteen and Fifteen of Exhibit 3.1(iii) hereto, a copy of the Company's Articles of Incorporation. Management does not anticipate that the Company will acquire or merge with any related entity or person. Further, as of the date hereof, none of the Company's officers, directors, or major shareholders have had any preliminary contact or discussions with any specific business opportunity, directly or indirectly, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity. There are also no mining properties, other than those the Company currently owns and holds by lease agreement, that the Company is currently evaluating.

Rights and Participation of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition, merger or other reorganization transaction, including the acquiring of additional mining properties, the Company, if required by relevant state laws and regulations, will seek to have the transaction approved or ratified by shareholders in the appropriate manner. However, under NRS 78.320 titled "Stockholders' meetings: Quorum; consent for actions taken without meeting; participation by telephone or similar method" certain actions that would routinely be taken at a meeting of shareholders may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take corporate action at a formal meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition, merger or other reorganization transaction, Nevada corporate law provides that minority shareholders would not be given the opportunity to vote on the issue. Thus, the board of directors has the discretion to consummate an acquisition or merger by written consent of a majority of the Company's voting power if it is determined to be in the best interests of the Company to do so. Nevada law further provides that unless the written consent of a majority of the shareholders entitled to vote is obtained, notice of a meeting shall be given at least ten (10) days before a meeting is held and not less than 60 days. NRS
78.370 titled "Notice to stockholders." Regardless of whether an action to acquire or merge is ratified by noticing-up and holding a formal shareholders' meeting or by written consent, the Company intends to provide its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by means of a proxy statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is actually called and held, or by information statement prepared and disseminated in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Facilities

The Company is currently using as its principal place of business the office address of its president, John Michael Coombs, located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company may secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition, merger or other reorganization transaction, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. At this time, the Company has no current plans to secure any commercial office space or otherwise pay Mr. Coombs or his firm any rent.

Industry Segments

No information is presented regarding industry segments. The Company is seeking either (1) to develop its own mining properties on which extensive geologic reports and knowledge exist, (2) to acquire additional mining properties, or (3) acquire or merge with a yet unknown and yet-to-be-identified business opportunity, preferably one in the precious metals mining business or industry.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

Forward Looking Statements

As set forth in the preamble to this document, when used in this Form
10-SB/A and in future filings by Anticline with the Securities and Exchange Commission ("Commission"), the words or phrases "will likely result," "management expects," or "Anticline expects," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements or phrases, each of which speak only as of the date made. These statements are subject to risks and uncertainties, many of which are described elsewhere herein and a number of which are listed and explained at the end of this document. Actual results may differ materially from historical earnings and those presently anticipated or projected. Anticline has no obligation that it knows of to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements. Reference is also made to Exhibit 99.7 attached hereto and incorporated herein by reference, a list of various Risk Factors facing a person investing, or seeking to invest, in or with the Company.

History of Gold and Silver Mining in Utah

Geologic processes concentrate gold into two principal types of deposits:
lode (or primary) deposits where gold is deposited by gold-bearing solutions within rock formations; and placer (or secondary) deposits where gold-bearing rocks are eroded and the free gold is concentrated in stream beds. Historically, most prospectors began their search for gold by looking for placer deposits because they offered quick returns with simple equipment. The discovery of placer deposits often led to the discovery of lode deposits. In Utah, primary or lode gold deposits have proven more lucrative and economical than placer deposits.

The first gold discovery in Utah was reported in 1858 at Gold Hill in Tooele County west of Salt Lake City, an area later to become known as the Clifton Mining District. In 1863, placer gold was discovered in the foothills west of Salt Lake City, an area later to become known as the West Mountain (currently Bingham) Mining District, the first designated mining district in Utah. The Bingham placers were the largest and most productive ever discovered in Utah, yielding about $1.5 million in gold during the 1800's. However, by 1900, these placers were largely depleted.

In 1869 precious metals were discovered in the Tintic region of Juab County, the location of the Company's properties. This changed the economic and industrial destiny of Juab County. The towns of Diamond, Silver City,
Mammoth, and especially Eureka became the main areas of the Tintic Mining District which, by 1899, was labeled one of the foremost mining districts in the United States. From 1870 to 1899, the Tintic Mining District produced approximately $35,000,000 in mineral wealth. The metals in Tintic consisted of silver, gold, copper, lead, and zinc. Today, mining operations continue on a small scale.

In 1870, another gold placer was discovered in Tooele County, Utah, later to become known as the Mercur (Camp Floyd) Mining District. With the advent of the newly developed cyanide leaching process around 1889, almost 2 million tons of gold ore were treated, producing, between 1890 and 1900, over 380,000 ounces of gold worth about $8 million at the time.

In the late 1880's and early 1900's, gold placer mining was conducted in the Tushar, Henry, La Sal, and Abajo Mountains and along the Colorado, San Juan, and Green Rivers and their tributaries. Early gold-producing districts, some mining gold as a by-product of other metals, included the Tintic Mining District in Juab County, the Bingham, Mercur, Park City, Gold Mountain, Gold Springs, State Line, Clifton, Park Valley, Spring Creek, American Fork and San Francisco.

During World War I (1914-1918), gold production in Utah declined and many gold mines closed due to a shortage of manpower, decreasing ore reserves, and increasing costs. During the depression in the early 1930's, gold mines were brought back to life and prospectors actively searched the known and little-known gold producing areas of Utah. Gold production increased rapidly when the government-regulated price of gold was raised in 1934 from $20.67 to $35.00 per ounce. This interval of increased productivity ended during World War II when gold mines were closed in 1942 by the War Production Board and were not permitted to reopen until the war ended. By-product gold, such as the gold recovered with the copper ores in the Bingham Mining District, accounted for most of the gold produced during the war.

After the war, some Utah gold mines remained closed due to the fixed selling prices and rising operation costs. The active Utah gold-producing areas at this time included the Bingham, Cottonwood (Big & Little), the Tintic and East Tintic, Gold Mountain, Mt. Baldy, Ophir-Rush Valley, Park City, Willow Springs Districts, and the Notch Peak (in the House Range) and La Sal Mountain placers, although some only operated intermittently or produced small amounts.

In 1968, gold's fixed price of $35.00 per ounce was terminated and its price increased, reaching more than $800 per ounce in 1980. Since then, the price of gold had been in the range of $300 per ounce to $500 per ounce; however, in the last two years it has dropped below $300 to around $290 per ounce where it is today. Gold is thus trading at historically low levels. Management thus believes that a high probability or likelihood exists that the price of gold may in fact turn around and swing back to the upside. This is also true of silver which in recent years past has traded at historically low levels.

According to the State of Utah's web site, precious metals exploration and development continues modestly in Utah today. Even with the current depressed price of gold and silver---or perhaps in anticipation of this trend reversing itself---old mining districts are being re-explored and in some cases, revived using new technologies. Recent major gold developments in Utah include operations in the Bingham, Mercur, Goldstrike, Tintic and the East Tintic Mining Districts. Once again, the Tintic District is where the Company's properties are located.

Current Outlook for Gold and Silver Mining in Utah

The annual Summaries of Mineral Activity in Utah authored by the Utah
Geological Survey (UGS) and the Office of Energy Resource and Planning indicate that precious-metals production in Utah between 1997 and 2000 has, overall, been on the decline. (The USG's Summary of Mineral Activity in Utah for 2001 is not yet available.) Metal prices for copper, molybdenum, silver, and gold has closed during these years, and more recently, at multi-year market lows. If this pricing doesn't improve---and some experts think it may ---the future production value of base-and precious metals in Utah could be significantly affected. The value thereof may further decline moderately in the near future due to declining production levels from nearly all producers, not to mention the national economic slowdown which commenced at the end of 2000. Due to the depressed price of gold over the last few years, American Barrick's Mercur Mine in Tooele County, for example, produced only a modest amount of gold until it was closed in 1998. Kennecott's Bingham Canyon mine in Salt Lake County, which produces more than two-thirds of Utah's precious metals as a by-product, and Kennecott's Barney's Canyon Mine in Salt Lake County, produced less gold in 1998 than 1997 due to mining lower grade gold-bearing ores. Precious metals production is expected in 2001 to be mixed with a decrease in gold partially offset by an increase in silver. The anticipated re-opening of two small mines may add to the overall level of both precious-and base metals production. However, exploration for both base and precious metals is expected to remain relatively low.

For calendar year 2000, the U.S. Geological Survey (USGS) had ranked Utah fourth among the 50 states in gold production and fifth in silver production. For 1999, the USGS ranked Utah fifth in both silver and gold production.
These last 2 years are slightly down from 1997, for example, in which the USGS ranked Utah third among the 50 states in gold production and fourth in silver.

Gold production statewide in 2000 was estimated to be nearly 700,000 Troy ounces (oz) (21,800 kg), a substantial increase from the 470,000 oz (15,000 kg) produced in 1999 and the 450,000 oz (14,000 kg) produced in 1998. Gold is produced from two surface mines owned by Kennecott Corporation: one primary producer (Barneys Canyon mine) and one by-product operation (Bingham Canyon mine), both located in Salt Lake County. Several small mines in the state are known to produce minor amounts of precious metals, but metal-specific production is not reported and thus not included in the above totals. Barneys Canyon mine is expected to exhaust its ore reserves in late 2001, but it will continue to produce gold for several years at a reduced rate until its leach pads are depleted. For 2000, silver production statewide was estimated to be approximately 4.0 million oz (0.124 million kg), nearly 300,000 oz (9,300 kg) more than in 1999. Silver was produced as a by-product metal from the Bingham Canyon mine.

According to the UGS's latest Summary of Mineral Activity in Utah, during the year 2000, the Utah Division of Oil, Gas and Mining (DOGM) received 11 Large Mine permit applications (5 acres [2 hectares] and larger disturbance) and 56 new Small Mine permit applications (less than 5 acres [2 hectares] disturbance). All of the Large Mine permit applications were made to change from Small to Large Mine status. These numbers represent an increase of six Large Mine permit applications and a decrease of one Small Mine permit application compared to 1999. New Large Mine permits include seven dimension stone quarries, two limestone quarries (aggregate), one gypsum quarry, and one dimension stone mill site.

During 2000, Utah had 85 active Large Mines (excluding sand and gravel) that are grouped by industry segment as follows: base metals---4, precious metals ---1, coal---12, and industrial minerals (including gemstones, geodes, and fossils)---68. One hundred and four Small Mines reported production in 2000, 24 more than in 1999. Small Mines are grouped as follows: base metals---1, precious metals---13, industrial minerals---90 (including building, decorative and dimension stone, gemstones, fossils, and geodes).

In December 2000, DOGM sent 427 annual report questionnaires to all Large and Small Mine permit holders. By March 13, 2001, 331 reports had been received. Sixty-four Large Mines and 111 Small Mines reported production. Several reporting mines produced more than one commodity.

Current Mining Outlook and Trends for the Tintic Mining Districts

>From 1999 through 2000, Chief Consolidated Mining ("Chief Consolidated"), through its subsidiaries Tintic Utah Metals (owned 75 percent by Chief Consolidated) and Chief Gold Mines, Inc. (owned 100 percent by Chief Consolidated), continued exploration and rehabilitation work on its East Tintic properties in Juab County. In 1999, most of the work was concentrated on rehabilitating the Burgin mill, rehabilitating workings and underground long-hole drilling in the Trixie mine and acquiring the necessary operating permits. The Burgin mill was completely rehabilitated with new gravity and floatation circuits and has a rated capacity of 240 stpd (380 mtpd). The mill will initially process ore from the Apex, Eureka Standard, and Trixie mines. Future mill feed could come from numerous other mines controlled by Chief Consolidated, including the Burgin, Plutus and Iron Blossom.

Additional underground exploration drilling was done in the Trixie mine in 2000 to explore for continuations of known ore shoots. The drilling included three underground diamond drill holes over 8,000 ft (2,400 m) of long-hole drilling. Drilling was done from the 750, 1050, and 1250 levels. Although this program discovered additional ore, most development work for 2001 will concentrate on the newly discovered ore body on the 600 and 750 levels. In addition, detailed surface work and structural re-interpretation indicated a covered "Trixie-like" target approximately 1,800 ft (550 m) south of the Trixie mine. A geophysical survey is planned and the target will be drilled in either 2001 or 2002.

Management of Anticline is informed from employees of the Utah
Geological Survey (UGS) that the Trixie mine discovered a potentially valuable gold vein during the summer of 2001. The Trixie is located within about 8 miles of the Company's property. The USG has also informed Anticline's president that the reason gold can, and is being, mined in the Tintic Mining District, in spite of the current depressed price of gold, is because the grade of gold recovered in the District is unusually high. That is to say, because of the high concentration of gold in the ore recovered, substantial amounts of ore do not have to be processed. This fact reduces the cost.

No drilling was done in 2000 on the Burgin, Eureka Standard, or Apex properties located in the Tintic Mining District. Information for 2001 is not available from the UGS. To the knowledge of the Company, no decision has been made by the Utah Division of Water Rights on dewatering the Burgin mill and mine and no further work is expected on the property until a dewatering permit is granted. Once a dewatering permit is obtained and the water in the mine can be removed, the Burgin mill and mine will be able to operate again. The Burgin is located about 10 miles from the Company's property.

The Company mentions the foregoing because in the event that a mining program were initiated on the Company's property and the necessary permits were obtained, ore could likely be processed at the Burgin mill (if then operational) or possibly in conjunction with the ore obtained from the Trixie mine.

Uranium

Uranium, formally known as Uranium Oxide (U3O8), is obtained from uranium concentrate commonly referred to as "yellowcake". Uranium is used almost solely to fuel nuclear reactors and is typically sold under long-term contracts. The Company believes that the price for yellowcake has the potential to strengthen over the next decade for a number of reasons: (i) demand for uranium will increase during the next decade as numerous new nuclear reactors are built and brought on-line and (ii) world production supplies approximately 55 percent of annual consumption with the remainder supplied from inventory draw-downs. This latter fact means that current stockpiles are estimated to contain as little as one year of reserves.

Uranium exploration and mining took hold in the 1950's and early 1960's as demand for weapons grade nuclear material and nuclear power began. These decades are depicted as a "uranium rush" as numerous mines and processing mills were developed or built in the major uranium producing countries across the world. The demand for uranium continued into the 1970's and uranium prices peaked at $43 per pound in 1979. The uranium price increases continued to drive production increases as new mines were developed throughout the 1970's. Stockpiles were set aside to meet expected future demand for uranium. With the Three Mile Island disaster, the OPEC oil crisis and consequent stabilization in demand for energy, and later the Chernobyl disaster, interest in nuclear power dramatically declined. Stockpiles continued to build-up during the early and mid-1980's as production decreases did not match demand decreases. Since the mid-1980's, uranium supplies have been plentiful and demand has increased only slowly. Numerous mines and processing facilities have been shut down over the last 15 years. Uranium prices reached a low in 1994 at $7 per pound. Since that time (and based on factors indicated above), uranium prices have begun to rise.

Uranium ore is mined using one of three methods: (i) traditional open-pit mining for shallow deposits, (ii) traditional underground mining for deep deposits, and
(iii) in-situ leaching for specific sandstone-hosted deposits. Traditional mining methods use labor and capital equipment to extract ore from the ground. The in-situ leaching process uses oxygen that is added to native ground water to react with uranium. Traditional mining methods are capital intensive, difficult to obtain environmental permits for, and take longer to bring on stream. The in-situ leaching process can be started quickly, is considered environmentally benign, and has lower operating costs. Heap leaching, a second leaching method, can be used with traditional mining methods to reduce the handling of heavy ore. Heap leaching uses chemicals that are distributed through piles (heaps) of ore on the surface. The chemicals react with the uranium in the ore, the solution is captured, and the uranium is recovered from the chemicals. If the Company decides to pursue uranium mining and exploration as it was incorporated to do in 1954, the Company anticipates that it would primarily focus on obtaining claims for properties where leaching extraction methods can be used.

Current Outlook for Uranium Mining in Utah

Because of the continued weak market for uranium, no uranium or vanadium ore was mined in Utah during 2000. To management's best knowledge and information, data from the USG is not available for 2001. International Uranium Corporation's White Mesa mill located near the town of Blanding in San Juan County, Utah, was idle throughout 2000 though it was open in 1999 to process both conventional ores and alternate feeds, including uranium-bearing waste from defense sites. Though permits were issued by the Utah Department of Environmental Quality in mid-March 1999, U.S. Energy Company's Shootaring Canyon mill in Garfield County was also idle during 2000 and no milling is planned until is a significant increase in the price of both uranium and vanadium occurs.

In spite of the weakness in demand for uranium and vanadium over the last several years, the uranium-vanadium industry may be in for a modest revival in the Colorado Plateau region of southeastern Utah and southwestern Colorado.
This revival, if it does occur, will be attributed to a price increase for uranium and vanadium resulting from last year's energy shortage and rolling black-outs in the State of California and the renewed interest in nuclear energy as an alternative fuel and energy source. If this renewed interest in nuclear energy does indeed materialize, the demand for uranium may increase dramatically over the next few years. Whether these events would result in sustained increased prices of nuclear industry-related metals remains to be seen.

Selected Financial Data

Because Anticline has no exploration, development, or production activities, selected financial data would not be particularly meaningful. Reference is made to the audited financial statements of Anticline included in Part F/S incorporated into this document below.

Fiscal Years 1954 through 2001

The Company raised $282,000 in 1955 and by 1957 or 1958, it had spent all or most of its money prospecting for and developing uranium mining properties in Utah. From approximately 1958 until August 6, 2001, the Company was a defunct and inactive entity with no income or operations since the late 1950's. Between approximately 1958 and March of 2001, when efforts were made to petition the Third Judicial District Court in and for Salt Lake County, State of Utah, for a court ordered shareholders' meeting, the Company had no substantial activity.

Since August 6, 2001, the date the Company received a Certificate of Revivor from the California Franchise Tax Board, Anticline has not conducted any business activity that resulted in revenues other than in the nature of nominal interest income derived from what cash was sitting in its bank account. See Part F/S below. All of its activities between August 6, 2001 and now have been devoted to achieving good standing with the California Franchise Tax Board, changing its domicile, restructuring itself and otherwise establishing a business plan and plan of operation.

During 2001, Anticline has incurred, and is incurring, accounting costs and other expenses in connection with the preparation and filing of this Form 10-SB/A registration statement. The total expenses, offset by $923 of interest income and income from a grazing lease, resulted in a loss for the twelve months ended December 31, 2001 of $8,753. Funding of these and other expenses was from the $50,000 of working capital provided by certain lenders mentioned above.

Liquidity and Capital Requirements

The working capital of Anticline at December 31, 2001, was $6,667. Once again, the Company's existing working capital has been funded by loans accruing interest at 7% per annum, loans that may or may not someday be converted to equity. These loans also do not require interest payments until the dates they are due, which are three years after each was issued.

Anticline will likely require additional financing to continue to develop its business plan and to begin its implementation. Management believes this amount may be substantial depending upon a variety of factors such as the price of gold and silver, or even uranium, over the next year or two. Anticline currently has no sources of financing, including bank or private lending sources, or equity capital sources. No assurance can be given that Anticline will be able to develop any sources of financing in the future. Further, no assurance can be given or made that at such time as its capital runs out, if and when it does, that individual members of management will continue to loan or advance the Company sufficient money to make it continue as a going concern.

To implement its business plan and promote its properties, Anticline may need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop methods or plans of financing. Management expects that it will use equity, debt and other arrangements such as joint ventures to fund these stages of its business plan to the extent such is necessary. Having said the foregoing, the Company believes it has sufficient working capital to carry it through the next twelve (12) months without having to pursue additional financing or the raising of additional capital. Moreover, though nothing substantive has been agreed upon, there has been discussion that the Company's lenders may be willing in the future to convert or roll their loans over into an equity investment in the Company, thereby eliminating $50,000 worth of liability on the Company's balance sheet. Two of such lenders are affiliated, directly or indirectly, with the Company, one being the president of the Company's father and another being an officer of the Company.

Contingency Planning

The Company has few assets and limited capital and with no operations and nominal income. Once again, the costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for out of loans that the Company was able to obtain from certain individuals, loans which accrue interest at 7% per annum.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Company's existing cash reserves or from existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, the Company may not be able to achieve its operational goals. See subheading in
Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

In the opinion of management, neither inflation nor recession will have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger or otherwise raises sufficient additional capital to further develop its mining properties or other properties it may acquire in the future. At that time, management will evaluate the possible effects of inflation or recession on the Company as it relates to its business and operations.

Plan of Operation

During the next twelve (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. This includes but is not limited to doing what it believes is necessary to further develop and explore its mining properties, properties that it believes are valuable. In its search for business opportunities, management intends to follow the procedures outlined in
Item 1 above. Because the Company lacks substantial cash and other capital resources, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business combination or consolidation can be made. See subheading in Item 1,
Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

Management intends to hold expenses to a minimum and to obtain expert or other services on a contingency basis when possible. Further, the Company's directors and officers hope to defer any compensation that might be owed them until such time as an acquisition or merger of some kind can be accomplished and will strive to have the business opportunity provide their remuneration, if any. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. As stated elsewhere herein, in the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale

                                29

of its securities. Because of the nature of the Company as a development stage company for financial reporting purposes, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Once again, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part IaboveAbove titled "Need for Additional Capital or Financing and Risks Associated
Therewith."

ITEM 3.  Description of Properties

Executive Offices

The Company's executive office is located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah, 84106-3085. Its telephone number is 801-467-2021 and its fax number is 801-467-3256. This is also the business office address of its president. The Company pays no rent for the use of this address or facility. The Company does not believe that it will need to maintain any other or additional office at any time in the foreseeable future in order to carry out its plan of operations described herein. Anticline believes that the current facilities provided by its president are adequate to meet its needs until it becomes more fully operational.

The Company's Mining Properties

The Company's patented mining claims are located in the Tintic Mining District of Juab County, State of Utah, approximately 80 to 90 miles south of Salt Lake City and directly west of, and adjacent to, the town of Eureka. For a discussion of the Tintic Mining District as a whole, see the section above titled "History of Gold and Silver Mining in Utah." Anticline's properties, which were at one time owned by the North Beck Mining Company, a Utah corporation, and which the Coombs Family acquired in 1975 and has owned ever since, lies within the Jenny Lind tract of the Tintic Mining District of Juab County, Utah. The precise legal description of these 470.097 acres is as follows:

          Broad Zone, Seneca & Penninsula Lodes, Lot No. 279,
          34.24 acres; Lulu Lode, Survey No. 4306, 12.238 acres; Peru Lode, Lot No. 341, 20.09 acres; Wedge Lode, Survey No. 4448, 1.667 acres; Sidehill & Sacramento Lodes, Lot No. 343, 12.24 acres; Pinion & Fraction Lodes, Survey No. 4553, 12.858 acres; Black Warrior No. 3 Lode, Survey No. 4620, 6.318 acres; Black Warrior and Fraction Lodes, Survey No. 4552, 24.789 acres; West Cable, Cable Fraction Columbia Hancock, San Juan & Argo Lodes, Survey No. 3283, 42.339 acres; Magazine Lode, Survey No. 6622, 3.041 acres; Victor No. 2 Lode, Survey No. 3275, 1.652 acres; Revenue, Manhattan, Outcast Lodes, Survey No. 3277, 61.025 acres; Stipend Lode, Survey No. 3276, 18.15 acres; Mary Ellen Lode, Survey No. 4101, 2.305 acres; Last Resort Lode, Survey No. 3215, 20.659 acres; Rescue Lode, Survey No. 5347, 16.958 acres; North Beck and Jorave Lodes, Survey No. 6796, 8.63 acres; North Bear, North Bear Fraction and North Seneca Lodes, Survey No. 6795, 28.732 acres; Damfino Lode, Lot No. 262, 20.511 acres; Mamie Consolidated Lode, Survey No. 4584,
          13.307 acres; Equator, Survey No. 4302, Cable Lode, Survey No. 4303, and Jumbo Lode, Survey No. 4304,
          16.323 acres; Magnet Lode, Survey No. 3968, 20.661 acres; Bellmont Lode, Survey No. 4789, 19.111 acres; Blossom Lode, Survey No. 4556, 0.806 acres; St. Louis Mining Claim Nos. 1, 2, 3 and 4, Lot No. 5267, 51.446 acres; containing in all 470.097 acres, more or less; being patented lode mining claims situate in the Tintic Mining District, Juab County, Utah, together with all water rights under that certain certificate of appropriation of water, State of Utah, Application No. 7522, certificate No. 964 for 0.015 cubic feet of water per second dated September 25, 1920.

A spur line of the Union Pacific Railroad lies directly across the street from the property.

The property is also directly across a paved road from the Bullion Beck Mill and the Bullion Beck properties, properties discussed on pp. 14-15 and 30 of the Jenny Lind Project Report attached hereto and incorporated by reference as Exhibit99.6. In addition, the Gemini Mine is but a few hundred feet away from the property. The Gemini is also discussed at length on pp. 13-15, 30, and 54 of the attached Jenny Lind Project Report.

The Company's property contains three (3) separate mines and numerous prospecting pits. One of the mines is as deep as 1,000 feet, another is reportedly 1,600 feet deep.

The Sacramento Mine

One of the two deepest shafts or mines located on the property, one that also contains a headframe, is called the Sacramento. This mine is located along Cole Canyon Road just west of Eureka. Access to the site can be gained by the interconnection of secondary dirt roads. From downtown Eureka, the intersection of the secondary road is located 0.8 miles west along U.S. Highway 50 and 6 and approximately 0.3 miles west of the Bullion Beck Headframe. Following the dirt road north and bearing east, the shaft is found on the western side of the road and adjacent to the first major dump up Cole Canyon. The road has a small washout near the highway and may require minor grading for stream crossing.

According to data from the Abandoned Mine Reclamation Program, a program instituted and overseen under the auspices of the Utah Department of Natural Resources, Division of Oil, Gas and Mining (DOGM), the Sacramento is a 14 x 19 foot vertical shaft presumed to be at least 1,000 feet deep and closing to 12 x 20 feet at 8 feet deep. During the 1990's, the Abandoned Mine Reclamation Project measured the Sacramento to a depth of 563 feet where resistance to further probing was met. At this depth the shaft was believed to be bridged or caved. The shaft has a flat concrete collar which, according to the Abandoned Mine Reclamation Program, appeared stable.

In the mid-1990's, with the permission of North Beck Joint Venture, the owner, the Abandoned Mine Reclamation Program covered over the Sacramento by placing a mesh and concrete grid over the hole as outlined under Section 0250 of the DOGM's Mine Closure Rules. It also made provisions for drainage control by constructing a 12 inch berm around the perimeter of the shaft as further described in Section 0250 of the Mine Closures Rules.

The North Beck Mines or Shafts

A second deep mine or shaft on the property is called the North Beck. This site is located to the north of the dirt road in Jenny Lind Canyon. From Eureka City CemetaryCemetery, one goes 0.75 miles west and then takes the right fork up the Jenny Lindy Canyon 1.9 miles, then at another right fork, one goes further up the Canyon 0.2 miles. This site is located to the north of the road near the bottom of a low ridge. Access to the site is by equipment.

According to page 32 of the Jenny Lind Project Report attached, the North Beck shaft is over 1,600 feet deep, having a shaft with dimensions of 15 feet by 15 feet. The shaft is located on top of a large dump dominating the site. The collar of the shaft is partially covered with wood and has framing extending down the shaft. A fence surrounds the collar. For more discussion of the North Beck mine or shaft, reference is made to pages 32-33 of the Jenny Lind Project Report attached.

A second, smaller North Beck shaft is nearby. This shaft has a collar 12 feet by 14 feet and contains a hole approximately 50 feet deep.

During the mid-1990's, at the same time that the Abandoned Mine Reclamation Project covered over the Bullion Beck, the Sacramento and the Gemini mines, it also covered over the two North Beck mines. These latter shafts were covered a little differently, however. A rebar grate closure over the shafts was installed on both mines to eliminate any entry by the public. The rebar grate was constructed out of No. 8 rebar and had dimensions of 20 feet by 20 feet. The grate was designed to cover an area of 400 square feet over the large North Beck shaft. The fence surrounding the collar of the shaft was repaired at the conclusion of the installation of the rebar grate closure. Because the Abandoned Mine Reclamation Program had to destroy timber to gain equipment access to the site, the Program revegetated about 0.1 acres of area disturbed during the reclamation.

Current State of Affairs

North Beck Joint Venture gave permission to the Abandoned Mine Reclamation Project to cover the Sacramento and North Beck mines in order to eliminate any future liability for someone falling down the shaft, the very purpose of the Program. This is a wise measure because, though they are trespassers, there are frequently hikers and snowmobilers in the Tintic Mining District area.

Significantly, in covering over the openings of the mines, neither the Sacramento nor the North Beck mines have been filled in with dirt or any other solid substances. This means that these mines can all be re-opened and re-worked again if the proper regulatory permits are obtained. See "Government Regulation" section above.

Based on the work of the Abandoned Mine Reclamation Program, all of the existing underground workings in the Sacramento and the North Beck mines are currently inaccessible. It is not known for certain whether ore minerals of commercial grade were encountered in the old workings and it is also not known whether ores having significant value were ever produced from the property directly.

Estimated Ore Potential of the Jenny Lind Tract

The Company's properties lie within the so-called "Jenny Lind Tract." Pp. 30-31 of the attached January 1957, Jenny Lind Project Report titled "Estimated Ore Potential of the Jenny Lind Tract" provides:

               Two questions arise in regard to exploration in an old mining camp; first, what is the maximum amount of ore that can reasonably be expected on the basis of previous production, and second, what would this production be worth today considering present metal prices, mining costs and taxes.

               Regarding the first question, the writer's most optimistic view is that the Jenny Lind tract could contain an amount of ore equivalent to that found thus far in the Eureka Gulch area. Included in the Eureka Gulch area are the Bullion Beck, Gemini, Eureka Hill, Chief Consolidated, and Eagle and Bluebell mines with a total gross production of $l25,000,000. Net smelter returns on this amount are difficult to compute, but based on the net smelter returns of similar ores in the district a figure of $70,000,000 appears reasonable. Profits are even more difficult to deduce and no accurate estimate can be made by the writer but it is reasonable to assume that, with the exception of the Chief Consolidated mine, at least one-third of the net smelter returns were distributed as profits. Chief Consolidated reports a profit of $7,000,000 on net smelter returns of $42,000,000; their low ratio of profits to production is the result of high mining costs. Using the preceding figures, a total net profit of $17,000,000 is estimated for production from the Eureka Gulch area.

               Regarding the second question, today's metal prices are more than twice those prevailing when the bulk of the ore was mined, but mining costs have increased three-fold, and taxes even more. In an effort to answer this question with regard to the East Tintic district, Ray Gilbert made a detailed study of the Tintic Standard operation (Memo from Ray E. Gilbert, September 1955; subject: Mining the Tintic Standard Orebody at 1955 Costs). He concluded that the net profit after taxes using 1955 costs would be approximately equal to the profit realized when the ore body was actually mined (1917-1955). Applying this conclusion to the Main Tintic district, the figure of $17,000,000 [in] net profits may be used as an estimate of the probable maximum profit from ore bodies which might be discovered within the Jenny Lind tract. It might be argued that Jenny Lind could contain more ore than the Eureka Gulch area. However, our studies indicate that the Eureka Gulch area is structurally and geologically one of the most favorable loci for ore deposition in the Main Tintic district, and that Jenny Lind is certainly not any more favorable for ore occurrence.


The Company has not done any analysis, nor does it intend to hire anyone to do an analysis, regarding the meaning of the foregoing estimate in today's terms. Nonetheless, Centurion Mines Corporation, a former lessee of the property, indicated to the Coombs Family during the 1980's and North Beck Joint Venture during the 1990's that the numerous assays and samplings compiled on the property over the years look promising, especially for silver. In this regard, the Company has determined not to provide any assay results in this registration statement for the simple reason that it is neither knowledgeable nor familiar with the circumstances under which such assays were obtained and it is otherwise reluctant to include assay information over which it had no control, information that may have been obtained 50 years ago or longer. Because the Company has decided that including such assay information in this document might be misleading, it has elected not to do so at this time.

The Company's Future Plans for Its Properties

It is not anticipated that the opening up or rehabilitation of the old workings in the Sacramento or the North Beck mines will be attempted at the present time or at any future time. Any exploration will be in the nature of testing and, if sufficient evidence is obtained, possible drilling. In such event, the Company will be subject to regulation by the Utah Division of Oil, Gas and Mining
(DOGM). See "Government Regulation" section above. It should be again noted that the potential for pursuing an extensive permitting process in ordertoorder to further drill the property is dependent on the prices of gold and silver.

The mineralization of interest is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. See pp. 19-25 of the Jenny Lind Project Report attached. The possibility of this property attaining the status of a gold or silver producer will depend upon the results of any future testing and drilling program engaged in by the Company. At the present time, this property has no specifically known ore reserves. The objective of the proposed geological mapping and other work is to determine what exploration program, if any, to pursue. See also pp. 30-31 of the Jenny Lind Project Report Titled "Estimated Ore Potential of the Jenny Lind Tract."

It should be noted that although smelting facilities have historically been located within several miles of the property (depending upon which smelter is then in operation), it is standard procedure in the mining industry to negotiate individual milling and smelting contracts with ore purchasers based upon grade and type of minerals. There is no assurance that ores, if developed, could ever be sold, let alone sold for a profit. It is unknown at this time if the Burgin mill owned by Chief Consolidated could handle or would be willing to handle and process ore obtained from the Company's property. The Burgin mill is located approximately 10 miles from the Company's property and, as aforesaid, to the current knowledge of the Company, the Burgin mill is currently closed until a dewatering permit can be obtained. (The Trixie Mine referenced above is located about 8 miles from the Company's property.)

The Company possesses extensive geological and other information discussing and otherwise encompassing the Company's properties. See "The Jenny Lind Project Report" attached hereto and incorporated herein by reference as Exhibit99.6. Specifically, the Jenny Lind Tract of which the Report discusses and addresses roughly extends for about two and one half miles north of Eureka and about one mile east and west of Packard Peak. The Company's properties are directly within this tract as so defined. While the Jenny Lind Project Report contains a variety of negative findings concerning properties within the Tract, and of which the Company's property is a part, the Company must emphasize that in 50 years, mining technology has substantially improved and become, to some degree, cheaper and more efficient. The Company thus believes that mining activities that might otherwise have been cost-prohibitive at the time the Jenny Lind Project Report was authored may now be feasible, much of which obviously depends upon the future prices of gold and particularly, silver.

History of Ownership of the Company's Mining Properties

To the Company's knowledge, its patented mining claims, while patented back in the 1880's or 1890's, were first owned and acquired by North Beck Mining Company, a Utah corporation incorporated on March 11, 1909. It is not known exactly what was done with the property between 1909 and 1973 other than the fact that extensive exploration has been done on the property, all as evidenced by the Sacramento and North Beck Mines.

On April 26, 1973, North Beck Mining Company changed its name to North Beck Industries, Inc. On March 25, 1975, the 470.097 acres of patented mining claims were acquired from North Beck Industries, Inc., by an entity controlled by John Michael Coombs's father, Jack Coombs and later by two corporations also controlled by Jack Coombs. In approximately 1985, the two corporations that owned the claims leased them to Centurion Mines Corporation ("Centurion") for five years. Centurion paid an initial advance royalty of twenty thousand dollars ($20,000) and $2,000 per year in advance royalty payments. The lease agreement reserved a typical percentage of net smelter returns for the owner in the event that the property produced commercial quantities of ore. The lease agreement contained an option to purchase the property outright for $2 million. In approximately 1994, the two corporations that owned the claims assigned them into a general partnership called North Beck Joint Venture. On November 1, 1995, Centurion renewed the lease for an additional five years. In 1996, over five (5) years ago, North Beck Joint Venture assigned the claims into North Beck Joint Venture, LLC, a Utah limited liability company, formed for the sole purpose of acquiring the patented mining claims. See copy of deed attached hereto as Exhibit 10(ii). On May 14, 1997, the lease with Centurion was renewed and amended once again. This renewed agreement again contained an option to purchase the property outright for $2 million in cash. On April 29, 1998, Centurion's successor in interest, Grand Central Silver Mines, Inc., due to the depressed prices of gold and silver and apparently cash flow problems, allowed the lease agreement with North Beck Joint Venture, LLC, to lapse. Since 1998, the Company's properties have not been subject to any lease or other encumbrance other than a standing, annual grazing lease agreement with a nearby property owner.

The use of the Company for the purpose of further exploiting the North Beck claims has thus ensued, particularly when it is believed, though no assurance can be given, that the North Beck claims are valuable.

As set forth in the Description of Business section above, on August 10, 2001, North Beck Joint Venture, LLC, leased its patented mining claims to Anticline for five (5) years in exchange for the conveyance to North Beck Joint Venture, LLC, of 5,000,000 "restricted" shares of the Company's common stock. See a copy of the mining lease agreement attached to this registration statement as Exhibit10(i); see also Item 4 below titled "Security Ownership of Certain Beneficial Owners and Management." North Beck Joint Venture, LLC, might have been willing to sell the mining claims outright to Anticline; however, with the current uncertainty concerning any potential environmental liability from the federal Environmental Protection Agency (EPA) or a state counterpart thereto, management determined that it was not in Anticline's best interests to acquire the mining claims outright in fee simple. This is because when an environmental authority makes a claim for environmental damage, it has been known to pursue the property owner even though the current property owner was not directly responsible for any alleged environmental damage complained of. Because of a desire to shield Anticline from any potential liability in this regard, the parties determined that a lease arrangement between them was more appropriate and suitable, legally and otherwise. Again, a copy is attached hereto as Ex.10(i). Such mining lease agreement, among other things, indemnifies and holds Anticline harmless from any liability for any environmental damage allegedly occurring in the past, claims that could conceivably be brought or asserted against the property owner by the EPA or a corollary state governmental authority.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of the Company, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 5,213,112 common capital shares issued and outstanding.

                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------
John Michael Coombs (1)
2435 Scenic Drive
Salt Lake City, Utah 84109               5,000,000(2)                 95%

Terry S. Pantelakis (3)
3000 Connor Street
Salt Lake City, Utah 84109                  - 0 -                      0%


Directors and officers as a
 group (2 persons only)                  5,000,000                    95%



-------------------------------
* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Nonetheless, the Company has no outstanding stock options, warrants or compensation plans of any kind.


  (1) Mr. Coombs is the president and chairman of the board of the Company and a director. He has been an officer and director of the Company since the mid-1970's. He was elected as a director at the court-ordered shareholders' meeting held on July 26, 2001.

  (2) This figure represents the 5,000,000 "restricted" shares acquired by virtue of the August 10, 2001, mining lease agreement with North Beck Joint Venture, LLC, a Utah limited liability company of which Mr. Coombs is the manager. The owners of North Beck Joint Venture, LLC, are the John Michael Coombs Family Living Trust, Coombs Brothers Investment Co., LLC, a Utah limited liability company, and the Kathleen C. Remington Trust. Mr. Coombs also controls each of these members of North Beck, both directly and indirectly.

  (3) Mr. Pantelakis is the secretary/treasurer of the Company and a director. He was elected a director at the court-ordered shareholders' meeting held on July 26, 2001. Though nothing has been decided in this regard, Mr. Pantelakis may acquire, in the future, stock pursuant to an employee compensation plan to possibly be adopted by the Company in the future.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors


        The current directors and officers of Anticline are as follows:

Name                        Age       Position
------------------        -------     -----------------------------------
John Michael Coombs          47      President, Chief Executive Officer,
                                      Director (Chairman of the Board)

Terry S. Pantelakis          61      Secretary/Treasurer and Director


The Company does not currently have a vice president or any other officer or director.

John Michael Coombs, Director and President. Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C. Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, including civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He has been a member of the Screen Actor's Guild since 1978. He is married with three sons.

Terry S. Pantelakis, Director and Secretary/Treasurer.   Mr. Pantelakis has been
a principal of AAA Jewelers & Loans, Inc., a Salt Lake City, Utah, jewelry store and pawnshop, since 1963, a business started by his father in the 1940's. Mr. Pantelakis graduated from the Gemological Institute of America in 1959 and is a certified gemologist. Mr. Pantelakis has extensive knowledge of precious metals.

Between 1995 and 1999, both Messrs. Coombs and Pantelakis served on the board of a public company then-known as Vis Viva Corporation, a Nevada corporation whose name was changed in February 2000 to WideBand Corporation and which trades on the OTC Bulletin Board under the symbol ZWBC. When this company became known as WideBand Corporation, Messrs. Coombs and Pantelakis resigned from their positions as officers and directors.

The Company does not believe that any of its officers or directors come within the definition of a "promoter" as defined in Rule 405 of the General Rules and Regulations of the Commission, 17 CFR Section 230.405.

The Company denies that any person other than those persons identified above "controls", or has the power to "control," the Company as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. The Company may engage consultants in the future but to the extent it does, management does not believe such persons will have an ability to "control" the Company or its decisions, either directly or indirectly. Further, if the Company enters into any consulting agreement with any consultant, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of the Company's issued and outstanding securities, the consultant will so notify the Company and otherwise undertake whatever reporting obligation is required of him.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer of the Company.

Board Meetings and Committees

During the 2001 fiscal and calendar year, the board of directors met and conversed on the phone on numerous occasions. Both members of the board attended or were present at these meetings. The action so taken was generally implemented by written consent. The board of directors has established no committees. During the 2001 calendar year, the board of directors also met to discuss and authorize the filing of this registration statement. The board also met after the recent shareholders' meeting held on July 26, 2001, at which time the board elected its current officers for the ensuing year.

As set forth in the Company's August 31, 2001, Articles of Incorporation and its Bylaws, copies of which are attached hereto as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated any of the directors for their service on the board of directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to the Company's lack of substantial capital, the current directors and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition, merger or reorganization transaction or otherwise develop its mining properties for a profit. As of the date hereof, none of the directors has accrued any significant expenses other than time. Mr. Coombs, a lawyer, has prepared this registration statement for which he has received no compensation in the form of cash or stock. See Part F/S below. As further set forth in the Company's Articles and Bylaws, officers are appointed annually by the board of directors and each executive officer serves at the discretion of the board of directors. The Company does not have any standing committees.

ITEM 6.  Executive Compensation

Because there is no compensation to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

The Company has not adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers, directors or consultants. This, however, does not mean that it will not do so in the future. Further, the Company has not entered into an employment agreement of any kind with any of its directors or officers or any other persons and no such agreements are anticipated in the immediate future.

Absence of Management Employment Agreements and Compensation

Anticline does not pay any of its officers any salary. Anticline does not provide any other benefits to its officers. The Company does not have any written agreements with any of its officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All of the officers and directors have other business interests to which they devote their time.

Other Key Advisors and Consultants

Anticline has access to several outside professional firms that can counsel it and provide important advice during its development stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of the Board of Directors

Directors currently do not receive any compensation, but will receive compensation for their services as determined in the future by the board of directors. As stated above, all directors are reimbursed for any expense incurred in attending meetings of the board of directors.

Absence of Keyman Life Insurance

Anticline does not own life insurance covering the death of any officer, director or key employee.

ITEM 7.  Certain Relationships and Related Transactions

Except for the lease acquisition of the North Beck mining claims controlled by the Company's president and his immediate family, there have been no transactions between the Company and the directors or officers or any member of any such person's immediate family. That is to say, this is the only transaction involving the Company that was not "at arm's length."

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If any directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the board of directors and made available to the Company. In the event that the board rejects an opportunity so presented, and only in that event, can one of the Company's officers and directors avail themselves of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest" which in turn references the Company's commitment and obligation to comply with, among other provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors".

ITEM 8.  Description of Securities

The Company's authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.001 par value. There are 5,213,112 shares of common capital stock currently issued and outstanding. As of the Company's December 31, 2001 year end, including the date of this registration statement, there are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which currently obligate Anticline to issue any additional common stock to anyone.

Common Capital Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Anticline and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, fully paid and non-assessable.

As of the date of this registration statement, there were 1,638 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding.

Stock Transfer Agent

In the Third District Court's May 14, 2001, Amended Order ordering the conducting of a shareholders' meeting, Ex. 99.1 hereto, the Court also ordered Atlas Stock Transfer Corp. ("Atlas") to act as the Company's transfer agent, to compile and computerize a list of shareholders from the Company's original, hand-written stock ledger, and to disseminate appropriate notice to the shareholders for that and other purposes. Atlas remains the Company's transfer agent. Atlas is located at 5899 South State Street, Murray, Utah 84107, phone no. 801-266-7151.


                            PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
       Equity and Other Shareholder Matters

Market Information

The common stock of Anticline is not traded or listed on any stock exchange, any NASDAQ Stock Market medium or the "pink sheets". Consequently, there is no public market for the common stock and no market price data to report. Anticline intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that the common stock will be included in this trading medium. Even if inclusion in the OTC Bulletin Board is achieved, there is no assurance that the common stock will be actively traded. Therefore, there can be no assurance that there will be liquidity in the common stock.

Currently, there are 5,213,112 shares of common stock issued and outstanding.
As of the date of this registration statement, only 213,112 of these shares may be sold without restriction. This is because all such 213,112 shares have been held as long as 29 years and most for as long as 47 years. As to the additional

5,000,000 "restricted" shares currently issued and outstanding, these shares were issued recently pursuant to a mining lease acquisition agreement. See
Exhibit 10(i) hereto. Shares of common stock held by officers and directors that does not bear a restrictive legend would be considered "control shares" and thus governed by the phrase "other securities" used in Rule 144 of the General Rules and Regulations of the Commission. At present, none of the officers and directors own or control any legend-free shares, shares that would be saleable under Rule 144 or otherwise. Anticline currently has no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, no assurance can be given that such derivative securities will not be issued in the future.

The Company became "public" in 1955 in reliance on the Regulation A exemption from registration. The Company intends to make an application to the National Association of Securities Dealers, Inc. (NASD) for the Company's shares to be quoted or listed on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in the Company's common capital stock.

Of the 5,213,112 shares issued and outstanding, 5,000,000 or approximately 95% of such shares are deemed "restricted." At the same time, those 213,112 shares that are not "restricted" have been issued and outstanding no less than 29 years and as long as 47 years. As to the shares recently issued to North Beck Joint Venture and others, none of such shares are eligible for transfer or resale under Rule 144, all as contemplated in Item 201(a)(2) of Regulation S-B. See also Item 4 below.

Holders

According to the Company's transfer agent, Atlas Stock Transfer Corp., as of the date of this registration statement, there were 1,638 holders of record of the Company's common capital stock. No reason exists to believe that this figure has changed since such date inasmuch as the Company's stock is not listed on any exchange and does not trade in any over-the-counter market.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions to shareholders in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future.

ITEM 2.  Legal Proceedings

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of the Company's property is subject and, to the best of its knowledge, information and belief, no such actions against the Company are contemplated or threatened. Counsel to the Company has learned that the EPA is currently involved in the clean-up of alleged lead contamination in the Eureka, Utah, area. During late 2001, this project was publicly announced in local newspapers. However, counsel has found no indication from the governmental authorities that he has communicated with that these efforts on the part of the EPA involve, or will involve, the Company's property, particularly when, to management's knowledge, there are no significant mineral tailings on the Company's property and when no smelter activities have ever been undertaken on the Company's property. Furthermore, North Beck Joint Venture, the Lessor of the mining claims, has received no notice from the EPA or anyone else of any potential liability for past mining activity. Accordingly, even if the current Eureka clean-up efforts by the EPA were to become classified as federal Super Fund sites or something similar from a state regulatory level, counsel's investigation at the present time does not reveal that this would affect or otherwise harm or penalize the lessor or actual owner of the property, let alone the Company. At the same time, it is noteworthy that in the mining lease attached hereto, North Beck Joint Venture specifically holds the Company harmless from any environmental liability occurring prior to the date of the August 10, 2001, lease agreement. Even so, no absolute assurance can be given that the Company would not, or will not, be harmed or penalized by such governmental authorities in this regard. On the other hand, if anything, these efforts on the part of the EPA might conceivably make the Company's property, and the Tintic Mining District as a whole, more environmentally safe and secure and thus, a more valuable mining property and mining district over time.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The board of directors recently authorized the engagement of Hansen, Barnett & Maxwell as independent auditors of the Company. Since the Company's reactivation on August 6, 2001, there have been no disagreements with the newly engaged accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; or the type of audit opinion that would be rendered on the Company's financial statements.

ITEM 4.  Recent Sales of Unregistered Securities

Other than the 5,000,000 "restricted" shares issued to North Beck Joint Venture, LLC, as mining lease consideration pursuant to the private offering or Section 4(2) exemption from federal registration afforded under the Securities Act of 1933 and the state counterpart thereto, the Company has not issued any shares to anyone for approximately 29 years or since at least June of 1973. See Item 1 of
Part I above titled "History of the Company." Of the 5,213,112 common capital shares currently issued and outstanding, 5,000,000 shares are deemed "restricted." These shares, all of which were issued after August 10, 2001 in exchange for the lease of the North Beck mining claims, currently represent over 95% of the Company's total number of issued and outstanding shares. As a result, none of such 5,000,000 "restricte" shares are eligible for transfer and sale under Rule 144 or otherwise, particularly in the absence of an effective registration statement covering such shares. See also Item 1 above titled "Market Information."

ITEM 5.  Indemnification of Directors and Officers

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS
78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, the Company's Articles of Incorporation and By-laws contemplate full indemnification of its officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of the Company may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See the Company's Articles of Incorporation and By-laws attached to this Form 10-SB/A and incorporated herein by reference as Exhibits 3.1(iii) and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Anticline does not have any directors' or officers' liability insurance nor does it have any plans to obtain any.

                         PART F/S

The financial statements of Anticline are included in this report beginning on page F-1.

                       ANTICLINE URANIUM, INC.


               INDEX TO COMBINED FINANCIAL STATEMENTS


                                                             Page

  Report of Independent Certified Public Accountants         F-1

  Balance Sheets - December 31, 2001 and 2000 (Combined)     F-2

  Combined Statements of Operations for the Years Ended
   December 31, 2001 and 2000                                F-3

  Combined Statements of Stockholders' Deficit for the
   Years Ended December 31,
     2000 and 2001                                           F-4

  Combined Statements of Cash Flows for the Years Ended
   December 31, 2001 and 2000                                F-5

  Notes to Combined Financial Statements                     F-6


                                F-44



HANSEN, BARNETT & MAXWELL                          (801) 532-22
A Professional Corporation                      Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                5 Triad Center, Suite 750
                                         Salt Lake City, Utah 84180-1128
                                                 www.hbmcpas.com




      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders
Anticline Uranium, Inc.

We have audited the accompanying combined balance sheets of Anticline Uranium, Inc. (on the basis disclosed in Note 1 to the financial statements) as of December 31, 2001 and 2000, and the related combined statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Anticline Uranium, Inc. (presented on the basis disclosed in Note 1 to the financial statements) as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated significant revenues, and during the years ended December 31, 2001 and 2000, incurred losses and had negative cash flows from operating activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 31, 2002

                                     F-1


                             ANTICLINE URANIUM, INC.
                                 BALANCE SHEETS

                                                           December 31,
                                                       ---------------------
                                                        2001         2000
                                                       --------     --------
                                                                   (Combined)
                             ASSETS
Current Assets
 Cash                                                  $  6,667     $    -
                                                       --------     --------
   Total Current Assets                                   6,667          -
                                                       --------     --------
Mining Property                                             -            -
                                                       --------     --------
Total Assets                                           $  6,667     $    -
                                                       ========     ========

               LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
 Accrued franchise taxes                               $    -       $ 36,352
 Other accrued liabilities                                1,743          496
                                                       --------     --------
   Total Current Liabilities                              1,743       36,848
                                                       --------     --------
Long-Term Liabilities
 Notes payable                                           20,000          -
 Notes payable - related parties                         30,000          -
                                                       --------     --------
   Total Long-Term Liabilities                           50,000          -
                                                       --------     --------
Stockholders' Deficit
 Common capital stock - $0.001 par value;
  50,000,000 shares authorized; 5,213,112
  shares issued and outstanding                           5,213        5,213
 Additional paid-in capital                             661,477      660,952
 Accumulated deficit                                   (711,766)    (703,013)
                                                       --------     --------
   Total Stockholders' Deficit                          (45,076)     (36,848)
                                                       --------     --------
Total Liabilities and Stockholders' Deficit            $  6,667     $    -
                                                       ========     ========

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-2


                             ANTICLINE URANIUM, INC.
                        COMBINED STATEMENTS OF OPERATIONS


                                                   For the Years Ended
                                                        December 31,
                                                  ------------------------
                                                    2001           2000
                                                  ---------      ---------
General and Administrative Expenses               $   7,933      $   1,875
                                                  ---------      ---------
Operating Loss                                       (7,933)        (1,875)
                                                  ---------      ---------
Other Income (Expense)
 Grazing lease                                          850            850
 Interest expense                                    (1,743)             -
 Interest income                                         73              -
                                                  ---------      ---------
   Total Other Income (Expense)                        (820)           850
                                                  ---------      ---------
Net Loss                                          $  (8,753)     $  (1,025)
                                                  =========      =========
Basic Loss Per Common Share                       $       -      $       -
                                                  =========      =========
Weighted-Average Common Shares Used
 in Per Share Calculation                         5,213,112      5,213,112
                                                  =========      =========

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-3


                             ANTICLINE URANIUM, INC.
                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001


                                          Common Stock                  Additional      Total
                                     --------------------    Paid-in    Accumulated  Stockholders'
                                      Shares       Amount    Capital      Deficit      Deficit
                                     ---------    -------   ---------    ---------    ----------
Balance - December 31, 1999          5,213,112    $ 5,213   $ 660,427    $(701,988)   $  (36,348)

Contributed services                       -          -           525          -             525

Net loss                                   -          -           -         (1,025)       (1,025)
                                     ---------    -------   ---------    ---------    ----------
Balance - December 31, 2000          5,213,112      5,213     660,952     (703,013)      (36,848)

Contributed services                       -          -           525          -             525

Net loss                                   -          -           -         (8,753)       (8,753)
                                     ---------    -------   ---------    ---------     ----------
Balance - December 31, 2001          5,213,112    $ 5,213   $ 661,477    $(711,766)    $ (45,076)
                                     =========    =======   =========    =========     ==========

       The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-4


                             ANTICLINE URANIUM, INC.
                        COMBINED STATEMENTS OF CASH FLOWS

                                                     For the Years Ended
                                                         December 31,
                                                    -----------------------
                                                      2001          2000
                                                    --------      ---------
Cash Flows From Operating Activities
 Net loss                                           $ (8,753)     $  (1,025)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
 Contributed services                                    525            525
 Changes in operating assets and liabilities:
 Decrease in other accrued liabilities               (35,105)           500
                                                    --------      ---------
Net Cash Used in Operating Activities                (43,333)             -
                                                    --------      ---------
Cash Flows From Financing Activities
 Proceeds from issuance of long-term notes
  payable -  related parties                          20,000              -
 Proceeds from issuance of long-term
  notes payable                                       30,000              -
                                                    --------      ---------
Net Cash Provided by Financing Activities             50,000              -
                                                    --------      ---------
Net Increase in Cash                                   6,667              -

Cash at Beginning of Year                                  -              -
                                                   ---------      ---------
Cash at End of Year                                $   6,667      $       -
                                                   =========      =========

Supplemental Cash Flow Information
 There was no cash paid for interest during either year. The Company paid $35,105 of accrued liabilities relating to state franchise taxes for prior years during the year ended December 31, 2001.

          The accompanying notes are an integral part of these
                      combined financial statements.

                                     F-5


                             ANTICLINE URANIUM, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In 1974, North Beck Joint Venture LLC, a Utah limited liability company ("North Beck"), acquired certain patented mining claims comprising 470 acres located in the Tintic Mining District of Juab County, Utah (the "Mining Property") for $134,000. North Beck charged to operations the acquisition costs of the mining claims as exploration costs at the time of purchase. North Beck leased the Mining Property to an unrelated mining company from 1985 through 1998 for approximately $30,000 that was paid over five years.

>From 1998 until August 10, 2001, the Mining Property had minimal operations that consisted of maintaining its legal status and leasing the surface rights of the Mining Property under the terms of a small grazing lease.

Anticline Uranium, Inc. ("Anticline") was incorporated in the State of California on October 19, 1954. Anticline was incorporated for the purpose of exploring, prospecting for, mining and treating uranium and other minerals in Utah and to acquire and sell mineral estates including oil and gas properties and rights. In 1955, Anticline completed a public offering of its Class A common shares, designated to be issued to the public, for $282,000 and issued Class B common shares, designated as incentive compensation, for services. The proceeds from the public offering were used for incorporation expenses, exploration of mining claims, equipment and payment of wages. Anticline became inactive shortly after its public offering and remained dormant until June 29, 2001, when it was reactivated and received proceeds from the issuance of notes payable. Anticline used the proceeds of its notes payable to pay back taxes to the State of California Franchise Tax Board in order to reinstate its corporate charter.

Anticline held a court-ordered shareholders' meeting on July 26, 2001, where, by order of law, a new board of directors was elected. The Anticline shareholders voted to consolidate the Class A and Class B stock into one class of common stock, to change the par value of the stock from $0.10 to $0.001 per share and to increase the authorized number of common shares to 50 million. As a result of the shareholders' meeting, Anticline was controlled by the owners of North Beck.

Anticline changed its domicile, effective October 4, 2001, from California to Nevada by merging with and into a wholly owned subsidiary that bears the same name, with the Nevada entity being the surviving entity. The Agreement and Plan of Merger approved by the shareholders of both corporations provided that the shares in the California corporation were exchanged for shares in the Nevada corporation on a 1-for-100 basis.

On August 10, 2001, North Beck transferred 96.5% of its interest in the Mining Property to Anticline, under the terms of a lease agreement, for a period of five years (North Beck retained a 3.5% net smelter royalty on all mineral bearing ores sold) in exchange for 5,000,000 common shares of Anticline (95% of its outstanding common stock), and for an obligation by Anticline to spend $15,000 over the five-year lease term in exploration, mining, development or similar costs for the benefit of the Mining Property.

The transfer of the interest in the Mining Property was between entities under common control. In accordance with Statements of Financial Accounting Standards No. 141, "Business Combinations," the transfer has been accounted for at the historical carrying value of the 96.5% interest in the Mining Property to North Beck. The interest in the Mining Property and the 5,000,000 shares of common stock issued to North Beck were recorded by Anticline at no value, because the mining rights were charged to operations as exploration costs when North Beck acquired the property. In addition, the accompanying financial statements are presented on a combined basis and include the assets,

					  F-6


liabilities, equity, income and expenses of both the interest in the Mining Property and Anticline for all periods presented through August 10, 2001. Since the interest in the Mining Property was transferred to Anticline and is included in Anticline's statement of financial position and its results of operations after August 10, 2001, the accompanying financial statements include only the accounts and operations of Anticline after August 10, 2001.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including the fair value of mining rights. Actual results could differ from those estimates.

 Basic Loss Per Share - Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. There were no potentially issuable common shares; therefore, diluted loss per share is not presented.

NOTE 2 --BUSINESS CONDITION

During 2001, the Company incurred a loss of $8,753 and used cash from operating activities of $43,333. The Company has no revenues or cash flows from operations except a small grazing lease. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain financing as may be required, and ultimately to attain profitable operations. The necessary financing to revive the Company has been obtained, as discussed in Note 4. The Company also plans to generate revenues through the exploration for and mining of precious minerals from the Mining Property discussed in Note 3. The Company also plans to obtain funding through issuances of its common stock. However, there can be no assurance that the Company will be successful in its efforts to explore and mine precious minerals from its Mining Property, nor can there can be any assurance that the necessary financing will be realized from issuance of its stock, or that such financing will be available on terms favorable to the Company.

NOTE 3 - MINING PROPERTY

Under the terms of the mining lease relating to the interest in the Mining Property, Anticline is obligated to spend $15,000 over the 5-year lease term in exploration, mining, development or similar costs for the benefit of the Mining Property. Any shortfall at the end of the 5-yearlease period is due and payable in cash to North Beck. North Beck also agreed to indemnify and hold Anticline harmless from any Environmental Protection Agency claim or claims by a similar state agency based solely on past mining contaminations or other environmental violations or damage. The mining lease contains an option to buy the property from North Beck for $3,000,000. The lease expires on August 9, 2006. The lease provides Anticline with the option to renew the lease in 5-year renewals on substantially the same terms and conditions.

                                        F-7

Anticline is obligated to pay a 3.5% net smelter royalty to North Beck on all mineral-bearing ores sold, which is due and payable 45 days after payment is received from the smelter or buyer. The mining lease agreement also gives a credit to Anticline for the first $30,000 of net smelter royalties owed to North Beck as a result of the 5,000,000 shares issued to North Beck.

NOTE 4 - NOTES PAYABLE

Notes payable at December 31, 2001 consist of the following:

       Long term notes payable - related parties   $ 30,000
       Long term notes payable                       20,000
                                                   --------
       Total                                       $ 50,000
                                                   ========

The Company issued notes payable with three-year maturities totaling $50,000 between June 29 and July 6, 2001, in order to raise funds to pay back-taxes to the California Franchise Tax Board and to pay other miscellaneous expenses in order to revive the Company. The Company borrowed $20,000 from an individual who is the father of an Officer of the Company, and $10,000 from a Director of the Company. All of the notes payable were issued with an interest rate of 7% per annum; no interest payments are due until maturity. The fair value of the notes payable is estimated as the present value of the future cash flows at a 9% effective borrowing rate, or $46,717 as of December 31, 2001.

Annual maturities of notes payable consist of $50,000 due during the year ending December 31, 2004.

NOTE 5 - INCOME TAXES

The Company has paid no federal income taxes in 2001 or 2000. As of December 31, 2001, the Company had net operating loss carry forwards for federal income tax reporting purposes of $41,135, which, if unused, will expire in 2021. The tax effect of the operating loss carry forwards at December 31, 2001, is as follows:

     Operating loss carry forwards        $ 13,986
     Valuation allowance                   (13,986)
                                          --------
     Total Deferred Tax Assets            $      -
                                          ========

The following is a reconciliation of the income tax benefit computed using the federal statutory rate to the provision for income taxes for the years ended December 31, 2001 and 2000:

                                                    2001       2000
                                                  --------   --------
  Tax benefit at federal statutory rate (34%)  $ (2,976)  $   (349)
     Non-deductible expenses                        (1,350)         -
     Change in valuation allowance                   1,626        349
                                                  --------   --------
       Provision for Income Taxes                 $      -   $      -
                                                  ========   ========

Non-deductible expenses include fines and penalties related to back-taxes paid to the California Franchise Tax Board.

                                        F-8

NOTE 6 - STOCKHOLDERS' EQUITY

In 1955, the Company completed a public offering of 112,800 Class A shares for net proceeds of $282,000, or $2.50 per share. Simultaneous to the public offering, an additional 73,076 Class B shares were issued for services valued at $182,690, or $2.50 per share. Class A shares were designated to be issued to the public and Class B shares were designated as shares issuable for incentive compensation.

In June of 1973, the Company issued 7,200 shares of Class A stock and 20,000 shares of Class B stock to an acting director of the Company in return for services rendered in attempting to revive the Company and for maintaining responsibility for corporate records. These shares issued for services were valued at $2.50 per share for a total value of $68,000.

Subsequent to the revival of the Company in 2001, by action of a court-ordered shareholders' meeting, the shareholders met on July 26, 2001, and approved a motion to combine Class A and Class B stock into a single class of common stock. The shareholders also voted to increase the authorized shares of stock from 15 million shares to 50 million shares and to change the par value of the stock from $0.10 per share to $0.001 per share.

Anticline changed its domicile, effective October 4, 2001, from California to Nevada by merging with and into a wholly owned subsidiary that bears the same name, with the Nevada entity being the surviving entity. The Agreement and Plan of Merger approved by the shareholders of both corporations provided that the shares in the California corporation were exchanged for shares in the Nevada corporation on a 1-for-100 basis. The stock-for-stock exchange was accounted for as a reverse split. The shareholders later approved a 4-for-1 forward stock split effective December 31, 2001. The net effect of the two stock splits is a 25-to-1 reverse stock split. The financial statements have been retroactively restated for the effects of both stock splits for all periods presented.

                                F-9

                            PART III

ITEM 1.  INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration
Statement.


Exhibit
Number           Description*

3.1(i) Original Articles of Incorporation of the Company filed with the State of California on October 25, 1954**

3.1(ii) Certificate of Amendment to original Articles of Incorporation filed with and accepted by the California Secretary of State on August 9, 2001 (eliminating all distinctions between Class A and Class B shares and creating but one class of common stock, increasing the authorized number of shares issuable to 50,000,000, and reducing the par value per common capital share from 10 cents to one mill or $0.001 per share)**

3.1(iii) Articles of Incorporation of the Company's wholly owned Nevada subsidiary filed with the Nevada Secretary of State on August 31, 2001 (by operation of law, these Articles comprise the Company's current Articles of Incorporation as a result of the merger transaction) and the August 31, 2001 Certificate of Acceptance of Appointment by Resident Agent**

3.1(iv) Articles of Merger filed with and accepted by both the States of Nevada and California (including the Agreement and Plan of Merger as Exhibit "A" thereto) by which the merger between the parent California corporation and its wholly owned Nevada subsidiary became effective under both Nevada and California law on October 4, 2001**

3.2       By-laws of Anticline--Nevada, the survivor in the merger**

4.1       Specimen stock certificate**

10(i) August 10, 2001 Mining Lease Agreement by and between the Company and North Beck Joint Venture, LLC (leasing 470 acres to the Company in the Tintic Mining District for the ensuing 5 years)**

10(ii) Deed evidencing North Beck Joint Venture, LLC's title to the North Beck Mining Claims**

99.1 May 14, 2001 Amended Order of the Third Judicial District Court in and for Salt Lake County, State of Utah, granting the petition and ordering the conducting of a special shareholders' meeting**

99.2      July 2, 2001, Notice of Court Ordered Shareholders' Meeting**

99.3 August 3, 2001, follow-up Order of the Third Judicial District Court in and for Salt Lake County, State of Utah, confirming results of the July 26, 2001 court-ordered shareholders' meeting**

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99.4      September 26, 2001, Notice sent to shareholders advising of the proposed change of domicile, the parent-into-subsidiary merger necessary to effectuate the same, and giving dissenters' rights of appraisal to the shareholders under applicable provisions of the California Corporations Code**

99.5 Unanimous Consent Resolution of the Directors and Written Consent to Shareholder Action Without a Meeting, effective December 31, 2001, approving the forward-split of shares 4 for 1 after the 1 for 100 exchange in the merger/change of domicile transaction, thereby giving net effect to the merger of 1 new share for every 25 old shares**

99.6 The Jenny Lind Project Report encompassing the North Beck mining claims dated January 1957 and authored by geologist Douglas R. Cook on behalf of The Bear Creek Mining Company**


99.7      Risk Factors**


       * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

	 ** Included with Form 10-SB filed on March 1, 2002.



                           SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                 ANTICLINE URANIUM, INC.
                 (Registrant)





Dated: March 7, 2002
                    By:   /S/ John Michael Coombs
                        ________________________________________
                        John Michael Coombs, President



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